SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: February 10, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the Fourth Quarter 2003 Report, which appears immediately following this page.

Financial Reporting

Fourth Quarter 2003 Report
10 February 2004

UBS Financial Highlights

[1]	Operating expenses/operating income less credit loss expense or recovery.

[2]	For the EPS calculation, see Note 8 to the Financial Statements.

[3]	Net profit/(loss)/average shareholders’ equity less dividends.

[4]	Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the UBS Results section.

[5]	Excludes the amortization of goodwill and other intangible assets.

[6]	Details of significant financial events can be found in the UBS Results section on page 9.

[7]	Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events.

[8]	Net profit/(loss) less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding.

[9]	Net profit/(loss) for diluted EPS less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding for diluted EPS.

[10]	Net profit/(loss) less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends.

Throughout this report, 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Income statement key figures
Operating income	8,598	8,490	7,524	1	14	33,972	34,121
Operating expenses	6,306	6,353	7,776	(1)	(19)	25,624	29,577
Operating profit/(loss) before tax	2,292	2,137	(252)	7		8,348	4,544
Net profit/(loss)	1,859	1,673	(101)	11		6,385	3,535
Cost/income ratio (%)[1]	72.8	75.1	103.5			75.2	86.2

Per share data (CHF)
Basic earnings per share[2]	1.73	1.52	(0.09)	14		5.72	2.92
Diluted earnings per share[2]	1.68	1.47	(0.09)	14		5.61	2.87

Return on shareholders’ equity (%)[3]						18.2	8.9

				% change from
CHF million, except where indicated
As at	31.12.03	30.9.03	31.12.02	30.9.03	31.12.02

Shareholders’ equity	35,446	35,704	38,991	(1)	(9)

Market capitalization	95,401	84,440	79,448	13	20

BIS capital ratios
Tier 1 (%)[4]	11.4	11.5	11.3
Total BIS (%)	12.8	13.3	13.8
Risk-weighted assets	261,618	241,533	238,790	8	10

Invested assets (CHF billion)	2,209	2,182	2,037	1	8

Headcount (full-time equivalents)
Switzerland	26,662	26,901	27,972	(1)	(5)
Europe (excluding Switzerland)	9,906	9,922	10,009	0	(1)
Americas	25,511	25,506	27,350	0	(7)
Asia Pacific	3,850	3,824	3,730	1	3
Total	65,929	66,153	69,061	0	(5)

Long-term ratings
Fitch, London	AA+	AA+	AAA
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events and pre-goodwill5,6

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Operating income	8,598	8,490	7,452	1	15	33,811	33,894
Operating expenses	6,081	6,115	6,259	(1)	(3)	24,681	27,117
Operating profit before tax	2,517	2,375	1,193	6	111	9,130	6,777
Net profit	2,084	1,911	1,075	9	94	7,326	5,529

Cost/income ratio (%)[7]	70.2	72.2	84.1			72.7	79.5
Basic earnings per share (CHF)[8]	1.94	1.73	0.92	12	111	6.56	4.57
Diluted earnings per share (CHF)[9]	1.89	1.68	0.92	13	105	6.43	4.50

Return on shareholders’ equity (%)[10]						20.9	13.9

Investment Bank
Wealth Management USA
Corporate Center
Financial Statements
UBS Income Statement
Notes to the Financial Statements
UBS Registered Shares
SIGNATURES

Fourth Quarter 2003 Report
10 February 2004

Contents

Shareholders’ Letter	2

UBS Results	4

Wealth Management & Business Banking	20

Global Asset Management	29

Investment Bank	34

Wealth Management USA	43

Corporate Center	48

Financial Statements UBS Income Statement	50
Notes to the Financial Statements	51

UBS Registered Shares	60

Financial Calendar

Publication of Annual Report 2003	Wednesday, 17 March 2004

Annual General Meeting	Thursday, 15 April 2004

Publication of First Quarter 2004 results	Tuesday, 4 May 2004

Publication of Second Quarter 2004 results	Tuesday, 10 August 2004

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UBS AG		UBS Americas Inc.
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Switzerland		United States of America

UBS Shareholder Services		US Transfer Agent

UBS AG		Mellon Investor Services
Shareholder Services GUMV		Overpeck Centre
P.O. Box		85 Challenger Road
CH-8098 Zurich		Ridgefield Park, NJ 07660
Switzerland		United States of America
Phone:	+41 1 235 6202	calls from the US	+1 866 541 9689
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email:	sh-shareholder-services@ubs.com	Fax:	+1 201 296 4801

Media Relations

Hotline: +41 1 234 8500	email: sh-gpr@ubs.com	Web: www.ubs.com/media

Interactive Fourth Quarter 2003 Report

An interactive version of this report can be viewed online in the Fourth Quarter 2003 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland.
email: sh-iz-ubs-publikationen@ubs.com.

Fourth Quarter 2003 Report
10 February 2004

Shareholders’ Letter

Dear Shareholders,

This time last year, we could not have anticipated that 2003 would turn out to be such a positive year for the financial services industry. It was also an excellent year for UBS – the second most profitable in our history. When conditions were difficult at the outset of the year, our results were resilient. As the year progressed, investor sentiment turned increasingly positive and activity levels picked up along with stock market valuations. Helped by this improving environment, we fully captured the resulting revenue opportunities.

Our net profit for the year was CHF 6,385 million, up from CHF 3,535 million in 2002 – and only 18% lower than the record result we achieved in the booming markets of 2000.
Results in both 2002 and 2003 were influenced by items that we call significant financial events – items that indicate neither future per-

formance nor our underlying operational result. In 2002, we realized total net gains of CHF 185 million from the sale of non-core businesses. At the end of that year, our decision to adopt a single brand required us to write down the CHF 953 million net value of the PaineWebber brand. In 2003, we realized a net gain of CHF 2 million from the sale of our US clearing business. Excluding these effects, and before goodwill amortization, net profit increased 33% in 2003 from 2002. On the same basis, return on equity of 20.9% and basic earnings per share growth of 44% represent first-class shareholder returns. Our businesses closely traced the strong recovery in financial markets, gaining market share in the process. In addition, our results reflect a significant improvement in the performance of our private equity portfolio.

     Overall, expenses remain under tight control across UBS, with cost reductions in practically all categories. The cost/income ratio fell again and reached its lowest level since PaineWebber became part of UBS. Our plan to integrate IT infrastructure across UBS is the latest signal of our commitment to run this firm with maximum efficiency.

The growing strength of our franchise stands out in a fiercely competitive industry. In January, UBS was named 2004’s “Best Global Private Bank” by Euromoney. While awards are gratifying, our most important endorsement is the trust of our clients as shown by the new assets they invest with us. In 2003, wealth management clients added CHF 50.8 billion to their investments managed by UBS.

     Our Investment Banking & Securities business also achieved significant competitive gains, and is currently firmly positioned in the top bracket of the industry. Our equities business with institutional clients is stretching its lead as the number one player globally; our fixed income business continues to post results as good as any in the industry, and we ended the year as the fourth-ranked advisor for corporations worldwide, up from seventh place in 2002.

Focusing on fourth quarter, we reported net profit of CHF 1,859 million compared with a loss of CHF 101 million in the same period a year earlier, when we wrote down the value of the PaineWebber brand. Excluding all significant financial events and before goodwill, net profit increased by 94% between the two quarters. In fact, it was our best quarterly performance for more than three years, with all our businesses reporting higher pre-tax profit than the same quarter a year earlier. Our equities and fixed income businesses both reported exceptionally strong results, and rising markets helped our asset-based fees.

     Our wealth management businesses attracted CHF 14.2 billion of new assets, with strong inflows in our domestic European business, and from Asian and Eastern European clients.

When managing our business, our overriding goal is to secure an appropriate balance between risk and return, limiting the scope for adverse variations in our earnings. Our revenue opportunities are now increasing, as markets and investor sentiment are starting to improve, and as our trading and corporate client franchises continue to grow and build their market share. It is therefore likely that the absolute levels of market and credit risk we take will experience a gradual increase in coming quarters. That said, we do not have any intention of changing our risk culture which has made an invaluable contribution to the excellent quality and consistency of our earnings.

The Board of Directors will recommend a dividend of CHF 2.60 per share to the Annual General Meeting (AGM) on 15 April 2004. The 30% increase over the CHF 2.00 paid out last year demonstrates our confidence in the sustainability of our performance as well as our commitment to provide attractive returns to shareholders. It also reflects the fact that you, our shareholders, have different preferences for receiving shareholder returns: some prefer cash dividends, some prefer share buybacks. By pursuing both avenues, we aim to attract and retain the widest, most diverse global shareholder base. With a BIS Tier 1 ratio of 11.4% on 31 December 2003, we remain committed to being one of the best-capitalized financial services firms in the world.

     At the upcoming AGM, you will also be asked to elect three new members to our Board of Directors. Stephan Haeringer, currently our Deputy CEO, has held several positions with UBS over the last three decades. He will significantly strengthen the financial services expertise of our Board as Vice Chairman. We are also nominating two external, independent candidates to the Board, both of whom will bring entrepreneurial experience to our organization. Helmut Panke, Chairman of the Board of Management of BMW AG, the renowned German automotive company, and Peter Spuhler, owner of Stadler Rail AG, a dynamic young Swiss company successfully competing in the global market.

Outlook – Having successfully navigated the turbulent down-markets of the last few years with no unpredictable changes in our profitability, our strategy, or our staffing levels, we now enter what seem likely to be calmer waters with, we believe, the full confidence of our clients, our employees, and you, our shareholders. Our businesses are all performing extremely well. And while, of course, we cannot predict with certainty whether markets will continue in their friendly mood, we are committed to again securing for our investors the best possible returns in 2004.

10 February 2004

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

UBS Results
10 February 2004

UBS Results

Initiatives and achievements

Risk

Taking risk is an integral part of our business. Therefore, our overriding goal is not to minimize risk, but to achieve an appropriate balance between risk and return, limiting the scope for adverse variations in our earnings through exposure to major individual “stress” events.
     With markets and investor sentiment starting to improve, and with our growing corporate client and trading franchises continuing to build their market share, our revenue opportunities are increasing all the time. Therefore, it is appropriate that our absolute market and credit risk levels should experience a gradual increase in coming quarters.
     This does not represent a change to the approach that has served us so well in the past. We have no intention of changing our risk culture and will retain our overriding commitment to high-quality earnings through diversification and liquidity of risk. As one example, we continue to believe that the quality of our advice will remain the principal driving factor in building our global investment banking franchise. That means that we will neither attempt to acquire new business through balance sheet strength alone nor substantially increase our appetite for purely proprietary trading.

     With the growth in the competitiveness of our trading businesses, particularly in Fixed Income, we have already seen a gradual increase in our risk consumption, as measured by Value at Risk (VaR). Given the successful growth of our franchise, and the increased market opportunities we see, we have decided to raise the VaR limit for our Investment Bank, which has remained unchanged since 1999. From 2004 onwards, the limit for the Investment Bank will rise to CHF 600 million from CHF 450 million. Accordingly, the VaR limit for UBS as a whole, will increase to CHF 750 million from CHF 600 million.

     Over the last six years, we have focused lending outside Switzerland on important advisory or underwriting clients, avoiding pure commercial lending and thereby substantially reducing our international credit exposure. Now, because of the ever-increasing strength of our franchise with exactly these core corporate clients, and the improvement in market conditions, we expect to selectively allocate moderately higher capital resources to support our business growth. Any increase in risk-weighted assets will be gradual and balanced across our lending business for core corporate clients, derivatives activity, and loan underwriting.

Key 2003 awards

UBS won a series of important awards in 2003 – reflecting widespread recognition for our achievements of the past few years.

     In July 2003, we were named “The World’s Best Bank” by Euromoney in its annual Awards for Excellence because of our sharp focus and ability to avoid credit losses and proprietary trading problems. In all, the firm won 15 top rankings in the Euromoney report, among them “Best Foreign Exchange House” and “Best Equity House”.

     In November, we also won Euro-money’s 2003 technology awards for “Best Electronic Services in Finance”. We led eleven categories of the technology awards, among them “Best Bank in Electronic Foreign Exchange”. The magazine again acknowledged our leading share of almost a quarter of the online foreign exchange market, saying UBS “transacts more business electronically than any other bank”.

Integrating our IT infrastructure across the firm

A recent example of our “one firm” approach is our decision to integrate Information Technology Infrastructure (ITI) functions across UBS. During the year, we will create a new central ITI unit with an entrepreneurial mandate to service our businesses in a client-focused and cost-efficient way. This new unit, which will employ 3,000 people, will be housed within the Corporate Center and will cover almost all existing IT infrastructure functions across UBS – the management of data networks, telephone and other communications systems, IT security, distributed computing and servers, mainframes and data centers, market data services, user services and desktop computing.
     Under the leadership of Scott Abbey, Chief Technology Officer – a newly created role, reporting to the CFO – the ITI unit will be mandated to provide an efficient, stable technology infrastructure that fully meets the needs of our businesses. It will look to streamline our ITI organization, leverage our combined purchasing power, and create a consistent technical architecture over the long term. The development of proprietary business applications will remain the responsibility of the Chief Information Officers in the business groups.

Annual Report 2003

Our Annual Report for 2003 will be published on 17 March 2004. We will release it as a package comprising three separate reports. The Financial Report will contain UBS’s audited results for 2003 and analysis thereof. The Handbook will provide a description of our strategy, businesses, risk approach, treasury processes, corporate governance, corporate responsibility and the performance of our shares. As in past years, the Annual Review, a condensed version of the other two reports, will give readers a close-up of our businesses and the teams that make UBS successful.

     Later in the year, Institutional Investor ranked us as the best firm for global equity research in its annual survey. According to the magazine, our consistency in research was a contributing factor behind our excellent showing.

     “They have the most globally coordinated view from a lot of local, on-the-ground analysts,” an investor was quoted as saying in the magazine.

     Early in January this year, Euromoney distinguished us as the “Best Global Private Bank” in the magazine’s first annual survey of wealth management providers. We also won a large number of “best private bank” citations in specific locations and regions, including Western Europe and Asia.

     Also, last year our Global Asset Management business won the Lipper European Fund Award for “Best Overall Group”, as well as eight Standard & Poor’s awards in Switzerland for various asset classes.

Y

UBS Results
10 February 2004

Performance Against Targets

Year to date (annualized for 30 September 2003)	31.12.03	30.9.03	31.12.02

RoE (%)
as reported[1]	18.2	16.9	8.9
before goodwill and adjusted for significant financial events[2]	20.9	19.5	13.9

For the quarter ended	31.12.03	30.9.03	31.12.02

Basic EPS (CHF)
as reported[3]	1.73	1.52	(0.09)
before goodwill and adjusted for significant financial events[4]	1.94	1.73	0.92

Cost/income ratio (%)
as reported[5]	72.8	75.1	103.5
before goodwill and adjusted for significant financial events[6]	70.2	72.2	84.1

Net new money, wealth management units (CHF billion)[7,8]
Wealth Management	6.4	9.4	2.8
Wealth Management USA	7.8	5.7	6.3

Total	14.2	15.1	9.1

[1] Year to date annualized (as applicable) net profit/(loss)/average shareholders’ equity less dividends.

[2] Year to date annualized (as applicable) net
  profit/(loss) less the amortization of
  goodwill and other intangible assets and
  significant financial events (after-tax)/
  average shareholders’ equity less
dividends.

[3] For the EPS calculation, see Note 8 to the Financial Statements.

[4] Net profit/(loss) less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/ weighted average shares outstanding.

[5] Operating expenses/operating income less credit loss expense or recovery.

[6] Operating expenses less the amortization of
  goodwill and other intangible assets and
  significant financial events/operating
  income less credit loss expense or recovery
and significant financial events.

[7]Excludes interest and dividend income.
[8] Wealth Management and Wealth Management USA.

Results

Full-year 2003

In 2003, we recorded the second-best annual result since UBS and SBC merged in 1998. All our businesses reported a stronger set of results in 2003 than in the previous year. Our net profit in full-year 2003 was CHF 6,385 million, up from CHF 3,535 million in 2002 – an increase of 81%. Results in both 2002 and 2003 were influenced by individual items we call significant financial events. The first was the gain from our sale of private bank Hyposwiss in first quarter 2002. Then, in fourth quarter 2002, we wrote down the value of the PaineWebber brand and sold the Klinik Hirslanden hospital chain. In second quarter 2003, we sold the Correspondent Services Corporation  (CSC) clearing business. Excluding these effects, and before goodwill amortization, net profit increased by 33% in 2003 from 2002. The increase was driven by our tight management of costs and our ability to build market share and capture revenues during the steady recovery in financial markets as the year progressed. In particular, our asset-based revenues recovered from the lows posted in 2002. Our result was further helped by much improved trading opportunities, a gradual improvement in investor sentiment and significantly lower writedowns in our Private Equity business. At the same time, expenses remained under tight control. We recorded reductions in all cost categories compared with a year ago, with non-personnel expenses falling below the year 2000 level.

Fourth quarter 2003

In fourth quarter 2003, UBS reported a net profit of CHF 1,859 million compared to a loss of CHF 101 million in the same period a year earlier. A year ago, our result included the after-tax writedown of CHF 953 million for the PaineWebber brand as well as the after-tax gain of CHF 60 million from the Klinik Hirslanden sale. Excluding these events and before goodwill, net profit increased by 94% or CHF 1,009 million. Indeed, it was our best quarterly result for more than three years, with all Business Groups reporting an increase in performance compared to a year earlier. The Investment Banking & Securities unit reported an exceptionally strong result with fixed income and equities revenues equally strong. Furthermore, our Private Equity business showed a positive result for the first time since 2000. Asset-based fees continued to benefit from rising markets and individual investors in the US started trading more frequently. Costs have been held down with a significantly lower compensation ratio for the year in our Investment Bank.

     Return on equity in 2003 was 18.2%, compared to 8.9% a year earlier. Basic earnings per share were CHF 1.73 in fourth quarter, against negative CHF 0.09 in the same quarter a year earlier. The cost/income ratio was 72.8% in fourth quarter 2003.

UBS targets

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Additionally, we provide comments and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

     These adjustments reflect our internal approach to analyzing our results and managing the company, in which SFE-adjusted figures before the amortization of goodwill and intangibles are used to assess performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding SFEs and the amortization of goodwill and intangibles. All the analysis provided in our internal management accounting is based on operational SFE-adjusted performance. This helps us to illustrate the underlying operational performance of our business, insulated from the impact of individual gain or loss items that are not relevant to our management’s business planning decisions. A policy approved by the Group Executive Board (GEB) defines which items may be classified as SFEs.
     We focus on four key performance targets, designed to deliver continually improving returns to our shareholders. These targets are evaluated on this adjusted basis.
     Accordingly, before goodwill and adjusted for SFEs:
–	Our return on equity for 2003 was 20.9%, up from 13.9% a year ago and above our target

UBS Results
10 February 2004

Invested Assets

	Quarter ended			% change from

CHF billion	31.12.03	30.9.03	31.12.02	30.9.03	31.12.02

UBS	2,209	2,182	2,037	1	8

Wealth Management & Business Banking
Wealth Management	701	693	642	1	9
Business Banking Switzerland	212	208	205	2	3

Global Asset Management
Institutional	313	305	274	3	14
Wholesale Intermediary	261	267	259	(2)	1

Investment Bank	4	3	3	33	33

Wealth Management USA	634	626	584	1	9

Corporate Center
Private Banks & GAM	84	80	70	5	20

range of 15% to 20%. This was the best result since the very strong return of 24.3% in 2000. The increase reflects our much improved net profit combined with a lower average level of equity resulting from our continued buyback programs.

–
Basic earnings per share (EPS) stood at the highest level since 2000. In fourth quarter 2003, it was CHF 1.94, an increase of CHF 1.02 or 111% from the same quarter a year ago, reflecting the increase in profit as well as an 8% reduction in average number of shares outstanding due to our continuous buyback activities. Without the buyback programs in place since 2000, our earnings per share would now be 16% lower.

–	The cost / income ratio was 70.2% in fourth quarter 2003, an improvement from 84.1% in fourth quarter last year. It stood at its lowest level since PaineWebber became part of UBS. The year on year improvement reflected a 16% rise in income, driven by the more favorable market environment, against a 3% decline in operating expenses due to ongoing cost management initiatives and the downward pressure on compensation ratios. Nearly all Business Groups posted higher revenues and lower expenses in fourth quarter compared to a year earlier.

     Our wealth management businesses continue to show strong net new money inflows. Inflows in fourth quarter 2003 were CHF 14.2 billion compared to CHF 15.1 billion in third quarter. The Wealth Management unit attracted CHF 6.4 billion in fourth quarter 2003, compared to CHF 9.4 billion in third quarter. Strong inflows

Net New Money1

	Quarter ended			Year ended

CHF billion	31.12.03	30.9.03	31.12.02	31.12.03	31.12.02

UBS	9.9	20.2	9.0	61.6	36.9

Wealth Management & Business Banking
Wealth Management	6.4	9.4	2.8	29.7	17.7
Business Banking Switzerland	(1.0)	(2.4)	(2.7)	(5.0)	3.7

Global Asset Management
Institutional	1.4	6.3	2.4	12.7	(1.4)
Wholesale Intermediary	(8.3)	(1.4)	(0.8)	(5.0)	(6.3)

Investment Bank	0.6	0.2	0.1	0.9	0.5

Wealth Management USA	7.8	5.7	6.3	21.1	18.5

Corporate Center
Private Banks & GAM	3.0	2.4	0.9	7.2	4.2

1 Excludes interest and dividend income.

were seen in our domestic European business, Asia, and Eastern Europe. In the US, we again outperformed our peers, with net new money of CHF 7.8 billion in fourth quarter 2003, up from CHF 5.7 billion in third quarter.

     In full-year 2003, the net new money inflows into our wealth management businesses totaled CHF 50.8 billion compared with CHF 36.2 billion in 2002. This is an increase of 40% and corresponds to an annual growth rate of 4.2%. Both the Wealth Management and Wealth Management USA businesses were able to attract more client money in 2003 than in 2002.

Significant financial events

There was one significant financial event in 2003 (second quarter) and three in 2002 (one in first quarter and two in fourth quarter).
–	We realized a net gain of CHF 2 million (pre-tax CHF 161 million) in second quarter 2003 from the sale of Wealth Management USA’s

   Correspondent     Services Corporation (CSC)     clearing business. A substantial portion of     CSC’s net assets comprised goodwill     stemming from the PaineWebber acquisition.     After deducting taxes of CHF 159 million     (based on the purchase price) and the     writedown of the goodwill associated with     CSC, the net gain from the transaction was     CHF 2 million.
–	In fourth quarter 2002, we recorded a non-cash writedown of CHF 953 million (pre-tax CHF 1,234 million) of the PaineWebber brand that was held as an intangible asset on our balance sheet.
–	In fourth quarter 2002, we realized a gain of CHF 60 million (pre-tax CHF 72 million) from the sale of Klinik Hirslanden, a private hospital group.
–	In first quarter 2002, we realized a gain of CHF 125 million (pre-tax CHF 155 million) from the sale of private bank Hyposwiss.

     Details of significant financial events are shown in the following tables.

Significant Financial Events (SFE)

For the quarter ended				Wealth
				Management	Corporate
		UBS		USA	Center

CHF million	Income Statement line affected	31.12.03	31.12.02	31.12.02	31.12.02

Operating income
As reported		8,598	7,524	1,213	591
Less: Gain on disposal of Klinik Hirslanden	Other income		72		72

Adjusted operating income		8,598	7,452	1,213	519

Operating expenses
As reported		6,306	7,776	2,581	621
Less: Writedown of	Amortization of goodwill and
PaineWebber brand name	other intangible assets		1,234	1,234

Adjusted operating expenses		6,306	6,542	1,347	621

Operating profit/(loss)
Operating profit/(loss) before tax and minority interests		2,292	(252)	(1,368)	(30)
SFE adjustments, net			1,162	1,234	(72)

Adjusted operating profit/(loss) before tax and minority interests		2,292	910	(134)	(102)

Net profit/(loss)
As reported		1,859	(101)
SFE adjustments, net			1,162
Tax effect of significant financial events, net	Tax expense/(benefit)		(269)

Adjusted net profit/(loss)		1,859	792

Amortization of goodwill and other intangible assets		225	283

Adjusted net profit/(loss) before goodwill		2,084	1,075

UBS Results
10 February 2004

Significant Financial Events (SFE)

For the year ended

				Wealth Management		Corporate
		UBS		USA		Center

CHF million	Income Statement line affected	31.12.03	31.12.02	31.12.03	31.12.02	31.12.02
Operating income
As reported		33,972	34,121	5,182	5,548	2,676
Less: Gain on disposal of Correspondent Services Corporation	Other income	161		161
Less: Gain on disposal of Hyposwiss	Other income		155			155
Less: Gain on disposal of Klinik Hirslanden	Other income		72			72

Adjusted operating income		33,811	33,894	5,021	5,548	2,449

Operating expenses
As reported		25,624	29,577	5,187	7,348	2,399
Less: Writedown of	Amortization of goodwill and
PaineWebber brand name	other intangible assets		1,234		1,234

Adjusted operating expenses		25,624	28,343	5,187	6,114	2,399

Operating profit/(loss)
Operating profit/(loss) before tax and minority interests		8,348	4,544	(5)	(1,800)	277
SFE adjustments, net		(161)	1,007	(161)	1,234	(227)

Adjusted operating profit/(loss) before tax and minority interests		8,187	5,551	(166)	(566)	50

Net profit/(loss)
As reported		6,385	3,535
SFE adjustments, net		(161)	1,007
Tax effect of significant financial events, net	Tax expense/(benefit)	159	(239)

Adjusted net profit/(loss)		6,383	4,303

Amortization of goodwill and other intangible assets		943	1,226

Adjusted net profit/(loss) before goodwill		7,326	5,529

UBS Results

Operating income

Total operating income was CHF 8,598 million in fourth quarter 2003, an increase of 14% from CHF 7,524 million in the same quarter a year earlier. Excluding the sale of Klinik Hirslanden in fourth quarter 2002, the increase would have been 15%. The improvement was partly due to a strong recovery in our fee and commission income as a result of higher market levels, positively influencing our invested asset base and, therefore, our fee-based revenues. The improved environment also had a positive effect on the activity levels of our institutional and private clients, which in turn buoyed trading opportunities, leading to equally good equity and fixed income performances. The result was additionally helped by our private equity business, which reported its first positive result since 2000, reflecting lower writedowns and significant divestment gains. These positive developments, however, were partially offset by the decline of major currencies against the Swiss franc, led by the US dollar’s 10% drop. Credit losses also returned to a more normal level, and low interest rates drove down margins and returns from our invested equity.

     Net interest income rose to CHF 3,007 million in fourth quarter 2003, up from CHF 2,697 million in the same period a year earlier. Net trading income fell to CHF 647 million this quarter from CHF 666 million in fourth quarter 2002.
     As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from

Net Interest and Trading Income

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Net interest income	3,007	3,357	2,697	(10)	11	12,299	10,546
Net trading income	647	642	666	1	(3)	3,883	5,572

Total net interest and trading income	3,654	3,999	3,363	(9)	9	16,182	16,118

Breakdown by business activity

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Net income from interest margin products	1,233	1,267	1,296	(3)	(5)	5,077	5,275

Equities	706	743	522	(5)	35	2,464	2,794
Fixed income	1,168	1,568	1,050	(26)	11	6,530	6,041
Foreign exchange	361	351	328	3	10	1,501	1,500
Other	71	83	71	(14)	0	315	270

Net income from trading activities	2,306	2,745	1,971	(16)	17	10,810	10,605

Net income from treasury activities	343	334	435	3	(21)	1,415	1,667

Other[1]	(228)	(347)	(339)	34	33	(1,120)	(1,429)

Total net interest and trading income	3,654	3,999	3,363	(9)	9	16,182	16,118

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

     Net income from interest margin products dropped by 5% to CHF 1,233 million in fourth quarter 2003 from CHF 1,296 million in the same quarter a year earlier. The result reflects lower interest margins on client cash and savings accounts, declining revenues from our diminishing recovery portfolio in Switzerland and lower revenues from US dollar-denominated accounts. These effects were partially offset by higher volumes of deposits, saving accounts and mortgages in Switzerland.
     At CHF 2,306 million, net income from trading activities in fourth quarter 2003 was 17% higher than the CHF 1,971 million a year earlier. Equity trading income increased 35% to CHF 706 million in fourth quarter 2003 from CHF 522 million a year earlier. The increase reflected rising market volumes which resulted in improved trading opportunities. Fixed income trading income rose by 11% to CHF 1,168 million in fourth quarter 2003 from CHF 1,050 million in the same period a year earlier. The strong performance in this quarter was due to particularly good results in our Principal Finance, Derivatives and Mortgage-backed securities businesses, partially offset by lower bond trading revenues as the trading environment normalized somewhat. Results were also affected by negative revenues of CHF 105 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book. In the same quarter a year ago, we recorded a mark to market loss of CHF 163 million from these positions. At the end of 2003, cumulative unrealized CDS losses stood at CHF 678 million. Foreign exchange trading revenues, at CHF 361 million in fourth quarter 2003, increased by 10% from CHF 328 million in the same period a year earlier, as we took opportunities driven by rising market volumes and our higher market share.
     Net income from treasury activities dropped by 21% to CHF 343 million in fourth quarter 2003 from CHF 435 million in the same period a year earlier. The drop mainly reflects a decline in income from our invested equity due to lower interest rates, and our lower capital base, following continued share buybacks, which were par-

UBS Results
10 February 2004

tially compensated by higher currency hedging revenues.

     In fourth quarter 2003, other net trading and interest income showed negative revenues of CHF 228 million compared to negative CHF 339 million in the same quarter a year ago. The improvement was mainly due to lower goodwill funding costs relating to gradual amortization, the writedown of the value of the PaineWebber brand and lower funding needs for our private equity portfolio. The improvement was also helped by the weakening of the US dollar against the Swiss franc.
     At CHF 4,820 million, net fee and commission income in fourth quarter 2003 was 14% higher than CHF 4,236 million in the same quarter a year earlier, with an increase in almost all categories, although gains were particularly seen in underwriting as well as asset-driven investment fund fees and portfolio and other manage-

ment fees. Brokerage revenues also showed some recovery. These increases were partially offset by the weakening of major currencies against the Swiss franc. Underwriting fees increased by 46% to a record level of CHF 771 million in fourth quarter 2003 compared with CHF 528 million a year ago. Equity and fixed income underwriting revenues increased by 65% and 23% respectively. Equity underwriting revenues rose to a level not seen for three years. Corporate finance fees increased by 21% to CHF 306 million in fourth quarter 2003 from CHF 252 million a year earlier. We benefited from the improved market environment for merger and acquisition activity, with the global fee pool (according to Freeman) growing by 16% from the same period a year ago. In addition, we improved our full-year global market share to 5.6% (ranking fourth compared to seventh a year earlier), with major gains in the US and Asia. Net brokerage fees increased by 7% to

Changes in accounting and presentation in 2004

Effective 2004, we will make a number of changes in accounting and presentation as well as to our disclosure. They will require us to restate comparative prior periods, although not all of them will have an effect on net profit or shareholders’ equity. Because of the changes, we will release restated interim and annual financial statement figures for 2002 and 2003 before we publish our first quarter 2004 report.

     The following changes in accounting and presentation will be made:

Early adoption of IAS 32 and 39

UBS has decided to adopt the revised International Accounting Standards (IAS) 32 and 39 early, effective 1 January 2004. Together they provide comprehensive guidance on recognition, measurement, presentation and disclosure of financial instruments. For the first time, they allow us to choose to carry non-trading financial instruments (such as loans or issued debt) at fair value, meaning that their change in value will pass through the profit and loss account.

     Adopting the two standards will largely eliminate the separation requirement for derivatives embedded in the structured notes we issue. It will reduce profit and loss volatility generated by issuance of structured debt instruments (for example equity-linked GOALs or credit-linked notes). Previously, such instruments had to be accounted for on an accrual basis, while the embedded derivative and related hedge instruments were carried at fair value. The revised standards now allow us to measure both components of our structured notes at fair value, with any changes in their value directly recorded in the income statement — just as we already do for the related hedging instruments. The change will, as an example, eliminate unwanted volatility in our ‘Net income from treasury activities’ income line. Over the last two years, this accounting effect has created up to 5% annual volatility in this line item.
     Positive and negative replacement values of derivative contracts where close-out netting is legally enforceable in the case of insolvency are currently offset when they are recorded in our balance sheet. Revised IAS 32 clarifies that netting is permitted only if normal settlement is also intended to take place on a net basis. In general, that condition is not met and therefore we will now separately record the replacement values that were previously offset. This will increase the gross value of the assets and liabilities on our balance sheet by approximately CHF 165 billion at 31 December 2003. There will be no effect on net profit, shareholders’ equity, earnings per share or regulatory capital from this change.

     The two new standards will prompt us to restate results of the last two years in order to reflect the current treatment. The effect of the change in accounting on assets and liabilities at 1 January 2002 will be recorded directly in shareholders’ equity.

Accounting for investment property

Effective 1 January 2004, we adopted a fair value accounting model for our investment property. Before that, we used a historical cost less accumulated depreciation model.

CHF 1,092 million in fourth quarter 2003 from CHF 1,020 million in the same quarter a year earlier. The increase was mainly due to higher institutional and individual client activity levels, reflecting the improvement in market conditions compared to a year earlier. Investment fund fees increased by 17% to CHF 1,051 million in fourth quarter 2003 from CHF 898 million in the same period a year earlier, reflecting a rise in asset-based fees in our wealth management businesses as well as higher sales of UBS funds, mainly in the US. At CHF 1,021 million in fourth quarter 2003, portfolio and other management and advisory fees were up by 9% from fourth quarter 2002. The increase reflects higher portfolio fees in our wealth management businesses, as a result of higher invested asset levels.

     Other income increased to CHF 186 million in fourth quarter 2003 compared with a loss of CHF 86 million a year earlier. The increase was mainly due to a CHF 328 million drop in impairment charges, as well as significant disposal gains from our private equity investments. This was partially offset by the absence of the fourth quarter 2002 divestment gain of CHF 72 million and corresponding fall-off in income from Klinik Hirslanden.

Operating expenses

Expenses were at their second-lowest level since PaineWebber became part of UBS. At CHF 6,306 million, total operating expenses in fourth quarter 2003 were 19% lower than the CHF 7,776 million recorded in the same quarter a year ago. The drop was mainly due to the writedown of the PaineWebber brand in fourth quarter 2002, which resulted in an amortization expense of CHF 1,234 million. Excluding the writedown, total operating expenses would have dropped by 4%, with the decline coming mainly from tight

This means that all changes in the fair value of investment property will now be recognized immediately in the profit and loss account. Investment property is held exclusively to earn rental income and benefit from appreciation in value. That contrasts to bank property, which we use to supply services or for administration purposes. Carrying investment property at fair value better reflects the business rationale behind acquiring and managing these assets.
     This change in accounting will lead to restatement of the 2002 and 2003 comparative financial years. The approximate effects of the restatement will be:
-	to credit retained earnings as of 1 Janu-ary 2002 by CHF 202 million for the then existing difference between book value and fair value of the investment property portfolio
-	to reduce net profit for 2002 by CHF 117 million
-	to reduce net profit for 2003 by CHF 64 million.
     Our current investment property portfolio is valued at approximately CHF

236 million on 31 December 2003. While this new treatment eliminates regular depreciation charges on investment property, it is likely that the fair value model will add some volatility to our income statement.

Credit risk losses incurred on
OTC derivatives

Effective 1 January 2004, we also changed the accounting for credit risk losses incurred on over-the-counter (OTC) derivatives. All such credit risk losses will now be reported in net trading income and will no longer be reported in credit loss expense. This change better reflects how the business is run, simplifying the current treatment. It does not affect our net profit or earnings per share results. The change does, however, affect our segment reporting, as actual losses reported as credit loss expense are deferred over a three year period in the Business Group accounts, whereas actual losses in trading income are not subject to such a deferral. In the segment report, therefore, actual losses on

OTC derivatives will now be reported as incurred. The changed accounting will retrospectively reduce the Investment Bank’s pre-tax profit by approximately CHF 40 million in 2003.

Change in treatment of corporate
client assets in Business Banking
Switzerland

Effective 1 January 2004, UBS re-classified corporate client assets (other than pension funds) in Business Banking Switzerland to exclude them from invested assets. We are making this change because we have a minimal advisory role for such clients and asset flows are erratic as they are often driven more by liquidity requirements than pure investment reasons. This change will reduce Business Banking Switzerland’s invested assets by approximately CHF 75 billion, but will leave client assets unchanged.

UBS Results
10 February 2004

control of general and administrative expenses across all our businesses. The decline in expenses was additionally helped by the weakening of major currencies against the Swiss franc and last year’s sale of Klinik Hirslanden.

     Personnel expenses remained virtually unchanged at CHF 4,038 million in fourth quarter 2003 compared to CHF 4,021 million in the same quarter a year ago, despite significantly higher revenues. Salary expenses dropped because of the 5% reduction in headcount. Performance-related compensation increased, but much less than revenues. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. The reduction of the Investment Bank compensation ratio from the accrued 56% to the final 51% resulted in a sharp downward correction to personnel expenses this quarter. Over the full year, approximately 44% of personnel expenses took the form of bonus or variable compensation, up from 42% last year. Average variable compensation per head in 2003 was 3% higher than in 2002.
     General and administrative expenses, at CHF 1,667 million, dropped by 9% from CHF

1,840 million in fourth quarter 2002, reflecting lower provisions as well as our ongoing cost-cutting initiatives. The drop was further accentuated by the weakening of major currencies against the Swiss franc. Most categories registered declines with the biggest drops in provisions, administration and telecommunication expenses. The drop in provisions was mainly due to the prior year USD 80 million charge relating to the US equity research settlement.

     At CHF 376 million in fourth quarter 2003, depreciation dropped by 6% from CHF 398 million in the same quarter a year earlier. The decline mainly reflected lower IT-related charges, as well as the weakening of major currencies against the Swiss franc.
     Amortization of goodwill and other intangible assets dropped 85% to CHF 225 million in fourth quarter 2003 from CHF 1,517 million a year earlier, mainly reflecting the prior year writedown of CHF 1,234 million relating to the PaineWebber brand. Excluding this charge, the drop would have been 20%, reflecting the full amortization of the goodwill of some businesses, as well as the strengthening of the Swiss franc against almost all major currencies.

Allowances and provisions for credit risk

	Wealth Management &
CHF million	Business Banking
As at	31.12.03	30.9.03

Loans to banks (gross)	3,312	4,233
Loans to customers (gross)	171,460	170,621

Gross loans	174,772	174,854

Non-performing loans	4,420	4,178
Other impaired loans	1,970	2,393

Total impaired loans	6,390	6,571

Allowances for non-performing loans	2,346	2,398
Allowances for other impaired loans	484	484

Total allowances for impaired loans	2,830	2,882

Other allowances and provisions	312	348

Total allowances and provisions	3,142	3,230

of which country allowances and provisions	118	515

Ratios
Impaired loans as a % of gross loans	3.7	3.8

Non-performing loans as a % of gross loans	2.5	2.4

Allowances and provisions for credit loss as a % of gross loans	1.8	1.8

Allocated allowances as a % of impaired loans	44.3	43.9

Allocated allowances as a % of non-performing loans	53.1	57.4

Actual credit loss (expense)/recovery

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Wealth Management & Business Banking	(108)	29	(60)		(80)	(75)	(238)
Investment Bank	46	(5)	72		(36)	(40)	35
Wealth Management USA	0	0	(1)		100	(3)	(15)
Corporate Center	0	2	0	(100)		2	12

UBS	(62)	26	11			(116)	(206)

Tax

In fourth quarter 2003, UBS incurred a tax expense of CHF 333 million, reflecting an effective tax rate of 14.5% for the quarter and 19.4% for full-year 2003. The low fourth quarter 2003 tax rate was due to the release of a tax provision following the successful conclusion of tax audits, as well as a continued favorable regional profit mix. Excluding the effect of the sale of Correspondent Services Corporation (sold in second quarter 2003), our effective tax rate for the full year was 17.8%, compared to 2002’s full-year rate of 16.5% (before significant financial events). The particularly low 2002 rate was driven by lower progressive tax rates in Switzer-land, the ability to benefit from tax losses in the US and UK and a high proportion of earnings generated in lower tax jurisdictions. We believe that an underlying tax rate of around 19–20% (before significant financial events) continues to be a reasonable indicator for 2004.

Fair value disclosure of options

The proforma expense for options awarded, net of tax, which would have been incurred if recorded at fair value was CHF 439 million in 2003, down from CHF 690 million in 2002. The drop was mainly attributable to lower share prices at grant.

Global				Wealth Management
Asset Management		Investment Bank		USA		Corporate Center		UBS

31.12.03	30.9.03	31.12.03	30.9.03	31.12.03	30.9.03	31.12.03	30.9.03	31.12.03	30.9.03

248	233	24,486	30,702	1,493	1,307	2,485	2,733	32,024	39,208
127	26	30,880	35,725	11,623	12,348	2,093	1,973	216,183	220,693

375	259	55,366	66,427	13,116	13,655	4,578	4,706	248,207	259,901

0	0	513	791	25	28	1	1	4,959	4,998
0	0	675	614	0	0	2	3	2,647	3,010

0	0	1,188	1,405	25	28	3	4	7,606	8,008

0	0	443	627	25	28	1	1	2,815	3,054
0	0	504	397	0	0	3	3	991	884

0	0	947	1,024	25	28	4	4	3,806	3,938

0	0	205	300	3	3	0	0	520	651

0	0	1,152	1,324	28	31	4	4	4,326	4,589

0	0	168	257	0	0	0	0	286	772

		2.1	2.1	0.2	0.2	0.1	0.1	3.1	3.1

		0.9	1.2	0.2	0.2	0.0	0.0	2.0	1.9

		2.1	2.0	0.2	0.2	0.1	0.1	1.7	1.8

		79.7	72.9	100.0	100.0	133.3	100.0	50.0	49.2

		86.4	79.3	100.0	100.0	100.0	100.0	56.8	61.1

UBS Results
10 February 2004

     Most stock options are granted in the first half of the year. The increase of CHF 12 million in fourth quarter mainly reflected grants under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.

Credit risk

Credit loss expense in fourth quarter 2003 amounted to CHF 62 million. In third quarter 2003 and fourth quarter 2002, we realized net recoveries of CHF 26 million and CHF 11 million, respectively. Total credit loss expense for the year 2003 amounted to CHF 116 million. In full-year 2002 our credit loss expense amounted to CHF 206 million.

     Wealth Management & Business Banking experienced net credit losses of CHF 108 million in fourth quarter 2003. These losses were strongly impacted by the sudden default of Erb Group, a privately held Swiss conglomerate. In full-year 2003, net credit loss expense amounted to CHF 75 million, compared to CHF 238 million recorded in 2002. The year on year decrease is attributable to significantly lower new provisioning requirements while recoveries of provisions established in earlier periods remained at a high level.
     The Investment Bank realized net recoveries of CHF 46 million in fourth quarter 2003, compared to a net credit loss expense of CHF 5 million in the previous quarter and net recoveries of CHF 72 million in fourth quarter 2002. For the full year ending 31 December 2003, net credit loss expense for the Investment Bank amounted to CHF 40 million, another strong result following net recoveries of CHF 35 million in the previous year. The strong result in fourth quarter 2003 was helped by a release of country provisions, reflecting the improving geopolitical situation.
     On 31 December 2003, UBS’s gross loan portfolio amounted to CHF 248 billion compared to CHF 260 billion on 30 September 2003. The Wealth Management & Business Banking loan portfolio of CHF 175 billion remained virtually unchanged from the previous quarter, although loans to customers increased by CHF 839 million, reflecting the continued success of our home mortgage initiative in Switzerland.

At the Investment Bank, outstanding loans on 31 December 2003 amounted to CHF 55 billion, a drop of CHF 11 billion from third quarter 2003. Short-term interbank money market exposure was reduced by CHF 6 billion and loans to customers declined by CHF 5 billion, mainly as a result of lower refinancing activity in the US residential mortgage business. The loan book of Wealth Management USA was broadly unchanged at CHF 13 billion, decreasing by only CHF 539 million, primarily due to the decline of the US dollar. Country allowances and provisions at the end of the year stood at CHF 286 million, compared to CHF 772 million in third quarter 2003. The significant decrease was to a large extent the result of reclassifying to counterparty-specific loan loss allowances the elements of our country provisions earmarked to cover defaulted and rescheduled non-performing claims on sovereign and quasi-sovereign borrowers. This more accurately aligns the treatment of these claims and related loan loss allowances with our other impaired debt.

     Total impaired loans, standing at a historical low of CHF 7,606 million on 31 December 2003, have been reduced by CHF 402 million or 5% from the level of CHF 8,008 million seen at 30 September 2003. The relative quality of our loan book, as expressed by the ratio of impaired loans to total loans, remained unchanged at 3.1%. There was no corresponding reduction in non-performing loans in fourth quarter 2003, as we have applied the revised definition introduced by our Swiss regulator as of the end of 2003. Non-performing loans, hitherto limited to exposures where a payment delay of 90 days or more was observed, now also include positions where bankruptcy proceedings have been initiated or where concessionary terms have been granted in restructuring procedures. Previous period numbers have not been restated and are therefore comparatively lower than would otherwise be the case.

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are centered in the Investment Bank.

     Average market risk for our Investment Bank, as measured by 10-day 99% Value at Risk (VaR), was CHF 356 million in fourth quarter, down

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 31.12.03						Quarter ended 30.9.03

CHF million	Limits	Min.		Max.		Average	31.12.03	Min.		Max.		Average	30.9.03

Business Groups
Investment Bank [1]	450	294.9		430.2		356.1	410.5	317.9		420.2		364.4	351.3
Wealth Management USA	50	10.0		20.6		15.6	16.7	8.4		18.8		12.6	11.7
Global Asset Management [2]	30	7.7		13.1		10.3	8.1	9.2		13.7		11.4	11.1
Wealth Management & Business Banking	30	0.6		1.3		0.9	0.7	0.7		1.2		0.9	0.9
Corporate Center [3]	150	43.0		58.9		50.3	49.2	39.7		62.7		48.5	44.9
Reserve [1]	170
Diversification effect			[4]		[4]	(64.9)	(71.6)		[4]		[4]	(71.3)	(65.9)

Total	600	297.9		456.3		368.3	413.6	313.9		412.6		366.5	354.0

1 Part of the reserve was allocated to Investment Bank over year end but was not utilized.     2 Only covers UBS interest in UBS O’Connor funds.     3 VaR for Corporate Center includes interest rate exposures in the banking books of Group Treasury and of the Private Banks.     4 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Banking & Securities: Value at Risk (10-day 99% confidence)

	Quarter ended 31.12.03						Quarter ended 30.9.03

CHF million	Min.		Max.		Average	31.12.03	Min.		Max.		Average	30.9.03

Risk type
Equities	141.9		189.4		154.7	159.8	169.1		194.3		182.8	179.5
Interest rates	252.9		437.1		341.1	394.5	280.8		400.7		325.4	332.8
Foreign exchange	8.4		46.4		22.9	28.3	26.2		81.5		47.2	38.5
Other [1]	7.4		21.1		14.3	9.5	9.4		23.0		13.4	14.3
Diversification effect		[2]		[2]	(176.9)	(181.6)		[2]		[2]	(204.4)	(213.8)

Total	294.9		430.2		356.1	410.5	317.9		420.2		364.4	351.3

1 Includes energy and precious metals risk.     2As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

from CHF 364 million in third quarter. It ended the quarter at CHF 411 million, higher than the CHF 351 million at the end of the previous quarter, but VaR remained throughout the period within a similar range to that seen in the last three quarters, as shown in the backtesting graph on the right. The main driver for VaR was interest rate exposures, particularly in the US credit market and in emerging markets. Although equity markets recovered steadily from the second quarter onwards, position changes in some of our trading strategies and changes in associated volatilities led to a reduction in equity VaR during the quarter.

     The quality of the VaR model is continuously monitored by backtesting – comparing actual revenues arising from closing positions (i. e. excluding intraday revenues, fees and commissions) with the 1-day VaR calculated on these positions. The graph on the right shows these daily revenues and the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the tables above, is also shown in this graph for information. Revenues over the period were within the range predicted by the VaR model.

UBS Results
10 February 2004

BIS Capital and Ratios

CHF million, except where indicated				% change from

As at	31.12.03	30.9.03	31.12.02	30.9.03	31.12.02

Risk-weighted assets	261,618	241,533	238,790	8	10

BIS Tier 1 capital	29,765	27,728	27,047	7	10
of which hybrid Tier 1 capital [1]	3,224	3,426	3,182	(6)	1
BIS total capital	33,581	32,124	33,009	5	2

BIS Tier 1 capital ratio (%)	11.4	11.5	11.3
of which hybrid Tier 1 capital (%)[1]	1.2	1.4	1.3
BIS total capital ratio (%)	12.8	13.3	13.8

1 Trust preferred securities.

     UBS also routinely assesses potential stress loss against a standard set of forward-looking scenarios. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe currency and interest rate movements. These scenarios are kept under constant review and fine-tuned as necessary. We also monitor our positions against more specific scenarios that target individual sectors or are based on current concerns. Like VaR, stress loss exposure ended the quarter higher than at the previous quarter end. The average was also higher but exposure remained well within limits.

Capital management

We remain committed to being one of the best-capitalized financial services firms in the world and will therefore continue to manage our balance sheet prudently. This clear focus as well as our ongoing strong cash flow generation allowed us to continue our share buyback programs. We were also able to recommend a higher dividend while maintaining our BIS Tier 1 ratio at its high level. It was at 11.4% at the end of December 2003, slightly down from 11.5% at the end of September.

     Risk-weighted assets, at CHF 261.6 billion on 31 December 2003, were up 8% from CHF 241.5 billion on 30 September 2003. The increase was mainly due to higher regulatory capital requirements reflecting increased repo and derivative trading activities in the Investment Bank, higher capital requirements in our prime brokerage business prompted by our acquisition of ABN Amro’s US prime brokerage operations as well as higher capital usage by our Swiss mortgage business. Those developments, however, were partially offset by the weakening of the US dollar against the Swiss franc. BIS Tier 1 capital rose to CHF 29.8 billion in fourth quarter 2003, up from CHF 27.8 billion in third quarter. This quarter, the increase was not only driven by the usual factors such as retained earnings, our share buyback program and dividend payments. It was also due to the expiry of a regulatory agreement that entitled us to translate for capital ratio purposes the goodwill of the PaineWebber transaction into Swiss francs from US dollars at the exchange rate prevailing in 2000, when the deal was concluded, as opposed to a floating level corresponding to market rates. At that time, our equity was almost wholly invested in Swiss francs and hence currency impacts on the acquired goodwill would have led to volatility in our reported capital ratios. Now, our equity is additionally diversified into US dollars, euros and sterling. The exact split into the four currencies is determined by the proportion of risk-weighted assets (including goodwill) held in each currency. Therefore, our capital base will now move in line with fluctuation we experience on our risk-weighted assets, shielding the BIS Tier 1 capital ratio.

Buyback program

In fourth quarter, we purchased 13,767,000 shares under our 2003 buyback program, bringing the total purchased under the program to 56,707,000 shares. The shares were purchased at an average price of CHF 75.22 for a total value of CHF 4.3 billion. The program will run until 5 March 2004 and allows us to buy a maximum value of CHF 5 billion in UBS shares. All shares repurchased under these programs will be canceled by the Annual General Meeting on 15 April 2004, and cannot be reissued.
     Due to our strong capitalization, we have decided to launch a new share buyback program

UBS Shares and Market Capitalization

				% change from
Number of shares, except where indicated
As at	31.12.03	30.9.03	31.12.02	30.9.03	31.12.02

Total ordinary shares issued	1,183,046,764	1,182,486,491	1,256,297,678	0	(6)
Second trading line treasury shares
2002 first program			(67,700,000)
2002 second program			(6,335,080)
2003 program	(56,707,000)	(42,940,000)

Shares outstanding for market capitalization	1,126,339,764	1,139,546,491	1,182,262,598	(1)	(5)

Share price (CHF)	84.70	74.10	67.20	14	26

Market capitalization (CHF million)	95,401	84,440	79,448	13	20

Total treasury shares	111,360,692	98,068,507	97,181,094	14	15

with a maximum buyback limit of CHF 6 billion, which is to start on 8 March 2004 and will run until 7 March 2005.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.
     Our holding of own shares increased from 98,068,507 shares, or 8.3% of shares issued, on 30 September 2003, to 111,360,692 shares, or 9.4% of shares issued, on 31 December 2003. This increase is the net result of the shares we bought under our current buyback program and the management of our employee share and options programs.
     Of the currently held treasury shares, 56,707,000 were bought for cancellation whereas the other 54,653,692 shares cover employee share and option programs, and, to a limited extent, market-making activities in the Investment Bank. The Investment Bank acts as a market-maker in UBS shares as well as in derivatives related to those shares and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

S&P raises UBS outlook to stable

In fourth quarter 2003, Standard & Poor’s (S&P) raised its outlook on UBS to stable from negative. At the same time, it affirmed its AA+ long-term, and A-1+ short-term ratings on UBS AG and related entities.

     The move, it said, reflects UBS’s resilient financial performance and the fact that markets have stabilized since July 2002.

     “The ratings reflect the bank’s strong market positions and franchises across a wide range of private banking and international securities activities. Organizational fine-tuning is positioning the group to reap good benefits from economic recovery and a stabilization of equity markets, as well as to garner more synergies from the key group activities,” S&P wrote.

Dividend

For 2003, we plan to pay a dividend to our shareholders. The Board of Directors will recommend at the Annual General Meeting on 15 April 2004 that UBS should pay a dividend of CHF 2.60 per share for the 2003 financial year, an increase of 30% or CHF 0.60 from the CHF 2.00 dividend paid for the 2002 financial year.
     If the dividend is approved, the ex-dividend date will be 16 April 2004, with payment on 20 April 2004 for shareholders of record on 15 April 2004.

Wealth Management & Business Banking
10 February 2004

Wealth Management & Business Banking

Georges Gagnebin
Chairman, Wealth Management &
Business Banking

Marcel Rohner
CEO, Wealth Management &
Business Banking

In fourth quarter 2003, Wealth Management’s pre-tax profit was CHF 705 million, a 1% decline from third quarter. Net new money of CHF 6.4 billion reflected strong inflows in major markets. Business Banking Switzerland’s pre-tax profit was CHF 547 million in fourth quarter, up 4% from third quarter.

Business Group Reporting

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Income	3,036	3,042	2,857	0	6	12,052	12,184
Credit loss expense[1]	(5)	(26)	(64)	(81)	(92)	(131)	(312)

Total operating income	3,031	3,016	2,793	0	9	11,921	11,872

Personnel expenses	1,118	1,145	1,148	(2)	(3)	4,584	4,596
General and administrative expenses	543	529	547	3	(1)	2,116	2,251
Depreciation	101	80	118	26	(14)	384	448
Amortization of goodwill and other intangible assets	17	20	26	(15)	(35)	75	97

Total operating expenses	1,779	1,774	1,839	0	(3)	7,159	7,392

Business Group performance before tax	1,252	1,242	954	1	31	4,762	4,480

Business Group performance before tax and amortization of goodwill and other intangible assets	1,269	1,262	980	1	29	4,837	4,577
Additional information
Regulatory equity allocated (average)	8,850	8,950	8,450	(1)	5
Cost / income ratio (%)[2]	59	58	64			59	61
Cost / income ratio before goodwill (%)[3]	58	58	63			59	60

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). 2 Operating expenses/income. 3 Operating expenses less the amortization of goodwill and other intangible assets/income.

Wealth Management

[1] In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

[2] Excludes interest and dividend income.
[3] Income (annualized as applicable)/average invested assets.
[4] Operating expenses/income.
[5] Operating expenses less the amortization of goodwill and other intangible assets/income.

[6] Operating expenses less the amortization of goodwill and other intangible assets and expenses for the European wealth management initiative/income less income for the European wealth management initiative.

Business Unit Reporting

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Income	1,739	1,751	1,576	(1)	10	6,797	6,690
Credit loss (expense) / recovery [1]	1	(1)	(10)			(4)	(26)

Total operating income	1,740	1,750	1,566	(1)	11	6,793	6,664

Personnel expenses	479	495	465	(3)	3	1,944	1,869
General and administrative expenses	518	504	545	3	(5)	2,083	2,092
Depreciation	21	17	30	24	(30)	82	93
Amortization of goodwill and other intangible assets	17	20	26	(15)	(35)	75	97

Total operating expenses	1,035	1,036	1,066	0	(3)	4,184	4,151

Business unit performance before tax	705	714	500	(1)	41	2,609	2,513

Business unit performance before tax and amortization of goodwill and other intangible assets	722	734	526	(2)	37	2,684	2,610
KPI’s
Invested assets (CHF billion)	701	693	642	1	9
Net new money (CHF billion) [2]	6.4	9.4	2.8			29.7	17.7

Gross margin on invested assets (bps)[3]	100	101	97	(1)	3	101	97

Cost / income ratio (%) [4]	60	59	68			62	62
Cost / income ratio before goodwill (%)[5]	59	58	66			60	61
Cost / income ratio before goodwill and excluding the European wealth management initiative (%)[6]	49	50	57			52	53

Client advisors (full-time equivalents)	3,300	3,174	3,001	4	10

International Clients
Income	1,205	1,215	1,090	(1)	11	4,734	4,640

Invested assets (CHF billion)	491	485	447	1	10
Net new money (CHF billion) [2]	7.1	9.0	2.4			29.7	20.2

Gross margin on invested assets (bps) [3]	99	100	97	(1)	2	101	98

European wealth management initiative (part of International Clients)
Income	80	74	47	8	70	267	186

Invested assets (CHF billion)	46	44	28	5	64
Net new money (CHF billion) [2]	1.7	2.8	2.0			10.8	7.6

Client advisors (full-time equivalents)	672	658	551	2	22

Swiss Clients
Income	534	536	486	0	10	2,063	2,050

Invested assets (CHF billion)	210	208	195	1	8
Net new money (CHF billion) [2]	(0.7)	0.4	0.4			0.0	(2.5)

Gross margin on invested assets (bps) [3]	102	104	99	(2)	3	102	95

				% change from

Additional information
As at	31.12.03	30.9.03	31.12.02	3Q03	4Q02

Client assets (CHF billion)	884	849	788	4	12
Regulatory equity allocated (average)	2,700	2,750	2,650	(2)	2
Headcount (full-time equivalents)	9,176	9,258	9,399	(1)	(2)

Wealth Management & Business Banking
10 February 2004

Key performance indicators

Net new money in fourth quarter 2003 was CHF 6.4 billion, down by CHF 3.0 billion from third quarter. This was a record performance for a fourth quarter, which is normally a seasonally weaker period for new client investments. The Wealth Management - International Clients area, posting another strong result, recorded CHF 7.1 billion in net new money, with high inflows in domestic Europe, Asia and Eastern Europe. For the second time this year, the Wealth Management - Swiss Clients area showed a small outflow of CHF 0.7 billion.

     For the full year, net new money inflows totaled CHF 29.7 billion, up 68% from the 2002 result of CHF 17.7 billion. The excellent result was due to particularly strong inflows into our European wealth management business and from Asian clients.

     Invested assets on 31 December 2003 were CHF 701 billion, up by CHF 8 billion from 30 September 2003, mainly reflecting net new money inflows. Positive financial market developments were largely compensated by negative impacts from the US dollar’s 6% decline against the Swiss franc in the period (37% of invested assets are denominated in US dollars).

     In fourth quarter 2003, declining client activity levels led to lower transaction-based revenues, prompting the gross margin on invested assets to fall by 1 basis point to 100 basis points.

     The pre-goodwill cost/income ratio, at 59% in fourth quarter 2003, increased by 1 percentage point from third quarter, reflecting lower fee income as a result of seasonally low transaction volumes. Furthermore, our European wealth management business had slightly higher expenses due to integration costs related to our acquisitions in Germany and France. Excluding the European wealth management business, our cost/income ratio decreased by 1 percentage point to 49%.

European wealth management

Net new money continues to be strong although lower than the inflow of CHF 2.8 billion in third quarter. In fourth quarter 2003, we had an inflow of CHF 1.7 billion, with a particularly good performance in the UK. In full-year 2003, net new money inflows into our domestic Euro-pean network totaled CHF 10.8 billion, up 42% from the 2002 intake of CHF 7.6 billion. The result reflects an annual net new money inflow rate of 39% of the underlying asset base.

     The level of invested assets reached a record CHF 46 billion on 31 December 2003, up from CHF 44 billion on 30 September 2003, as a result of the healthy net new money inflows.

     Income in fourth quarter 2003 was a record CHF 80 million, up from CHF 74 million in third quarter, partly as a result of the first-time quarterly contribution from the French business acquired from Lloyds TSB.

     The number of client advisors rose by 121 in 2003, including those from the French business of Lloyds TSB, bringing the total on 31 Decem-ber 2003 to 672. We remain committed to growing our presence in our European target markets and will continue to invest in qualified advisory staff at a rate determined by the market environment and business opportunities.

Initiatives and achievements

Successful inaugural year for ultra high net worth client initiative

We further improved our service for ultra high net worth individuals in 2003. Our aim is to become the global leader in providing this client group with individualized solutions of the highest quality.
     Close cooperation with our Investment Bank and the Global Asset Management business enables us to integrate the investment banking and institutional asset management needs of these clients seamlessly and systematically. Global custody solutions are a further focus, allowing us to supply clients with analysis capabilities showing them a consolidated summary of their assets with various asset managers.

Results

Wealth Management’s full-year 2003 pre-tax profit, at CHF 2,609 million, increased 4% from 2002, mainly due to the recovery in financial markets which resulted in higher recurring asset-based fees during the second half of the year.

     In fourth quarter 2003, Wealth Management’s profit before tax decreased by 1% to CHF 705 million because of a fall in fee income as a result of seasonally low transaction volumes and the negative impact of the US dollar’s 6% decline against the Swiss franc, partly compensated by lower personnel expenses. Accordingly our cost/income ratio increased by 1 percentage point to 60%.

Operating income

Total operating income, at CHF 1,740 million in fourth quarter 2003, was down 1% from third

Wealth Management & Business Banking
10 February 2004

quarter. Recurring revenues fell by 2% as the positive development of the financial markets was offset by a drop in non-asset-based recurring fees like retrocession fees from asset managers and the impact of the US dollar’s decline against the Swiss franc. Non-recurring revenues increased from the previous quarter, as the drop in transaction-based revenues from lower client activity levels was more than compensated by the release of a transaction processing risk provision.

Operating expenses

In fourth quarter 2003, total operating expenses remained almost stable at CHF 1,035 million, down just CHF 1 million. Personnel expenses fell by 3% to CHF 479 million from CHF 495 million in third quarter 2003 because of a reduction in severance payments and lower performance-related compensation. General and administrative expenses, at CHF 518 million in fourth quarter, were up CHF 14 million on the previous quarter mainly due to higher professional fees. Depreciation increased to CHF 21 million from CHF 17 million in third quarter as a result of higher charges for IT equipment.

Headcount

Headcount, at 9,176 on 31 December 2003, decreased by 82 from 30 September 2003. In comparison with year-end 2002, this represents a reduction of 223. Although we continued to hire client advisors, we reduced headcount in non-client facing areas as we continued to streamline processes and structures.

Outlook

Wealth Management has delivered a very strong result in 2003 given the difficult financial markets at the outset of the year. The high net new money inflows demonstrate the value that our clients place on UBS’s investment advice and wealth management services, and confirms our belief in the long-term potential of the wealth management market. After three years of intense effort, the European wealth management business is well on track with our onshore asset base in the five key countries close to the CHF 50 billion level.

     We will continue to tightly manage costs, while in the short term our financial performance will strongly depend on prevailing market conditions. Market levels will have a direct impact on asset-based fees while transaction revenues remain heavily linked to investor confidence.

Wealth Management in Asia Pacific

Asia Pacific is the fastest-growing wealth management market in the world. That statement is backed by plentiful evidence. According to an internal UBS estimate, the liquid assets held by individuals in the region (excluding Japan) grew by 7.8% in 2003. This compares with a global growth rate of 6.4% in the same period.

     UBS, however, is matching even this impressive performance. In 2003, Asia Pacific Wealth Management revenues climbed by 19%. At the same time, net new money intake from the region represented an annual growth of more than 13% of the underlying asset base.
     Inflows of net new money from existing clients more than doubled in 2003. This highlighted the firm’s dedication to the success of our clients, a key element in UBS’s value proposition worldwide. In this region, wealth generation is strongly linked to entrepreneurial activity, a fact that is reflected in the composition of UBS’s client base.
     Having generated wealth through their own enterprise, entrepreneurs naturally prefer to take an active interest in the investment of their assets. They demand a high level of contact, but reward efficient service with increased activity on their accounts.

     In this context, close coordination between our advisors and product specialists is particularly important, allowing UBS to respond swiftly to changing requirements in the marketplace.

     Our business performance is underpinned by the strongest wealth management infrastructure in the region. According to “Banking in Asia 2003”, a report from the McKinsey consultancy, UBS is the largest such business in Asia in terms of both market share and Asian-based relationship managers. UBS is already represented in nine Asian locations and plans to expand its network of branches and offices into further high-potential locations.
     Quality is, of course, as important as quantity. The 205 UBS client advisors dedicated to the region have an average of six and a half years of industry experience. They act as the central point of a client-focused advisory process that remains unmatched by competitors in the region.
     Further reinforcing their position, UBS wealth managers also draw on the resources of their colleagues in the Investment Bank and Global Asset Management businesses. UBS employs roughly 3,900 staff in some 13 countries across the region.

Cross-firm cooperation delivers significant cost savings through the maximum use of shared infrastructure, as well as providing a wide array of products and services.

     The strength of the UBS franchise in the region is frequently recognized in surveys and opinion polls. In its first annual survey of the global private banking industry, Euromoney named UBS the “Best Private Bank” in Asia. And UBS was again named “Best Private Bank” in the region in 2003 by FinanceAsia, an industry journal.
     UBS’s strong local commitment is particularly important in view of the region’s potential, which shows every sign of matching historical growth rates. According to an internal UBS estimate, the wealth of high net worth individuals in the region (excluding Japan) is expected to grow by 8.5% annually in the next three years.
     Our strategic priorities are to capture this potential by extending our franchise in existing growth markets, while significantly increasing presence in other strongholds, including China and Japan, consolidating and strengthening the unit’s position as the region’s leading wealth manager. Given the resources available across UBS to support these aims, we believe these goals are as realistic as they are ambitious.

Wealth Management & Business Banking
10 February 2004

Business Banking Switzerland

Business Unit Reporting

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Income	1,297	1,291	1,281	0	1	5,255	5,494
Credit loss expense [1]	(6)	(25)	(54)	(76)	(89)	(127)	(286)

Total operating income	1,291	1,266	1,227	2	5	5,128	5,208

Personnel expenses	639	650	683	(2)	(6)	2,640	2,727
General and administrative expenses	25	25	2	0		33	159
Depreciation	80	63	88	27	(9)	302	355
Amortization of goodwill and other intangible assets	0	0	0			0	0

Total operating expenses	744	738	773	1	(4)	2,975	3,241

Business unit performance before tax	547	528	454	4	20	2,153	1,967

Business unit performance before tax and amortization of goodwill and other intangible assets	547	528	454	4	20	2,153	1,967
KPI’s
Invested assets (CHF billion)	212	208	205	2	3
Net new money (CHF billion) [2]	(1.0)	(2.4)	(2.7)			(5.0)	3.7

Cost/income ratio (%) [3]	57	57	60			57	59
Cost/income ratio before goodwill (%)[4]	57	57	60			57	59

Non-performing loans/gross loans (%)	3.2	3.0	3.6
Impaired loans/gross loans (%)	4.6	4.7	6.0

				% change from		Year ended
Additional information
As at or for the period ended	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Deferred releases included in credit loss expense [1]	114	104	70	10	63	383	240
Client assets (CHF billion)	622	573	494	9	26
Regulatory equity allocated (average)	6,150	6,200	5,800	(1)	6
Headcount (full-time equivalents)	17,620	17,910	18,442	(2)	(4)

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 39-40 of the UBS Financial Report 2002). 2 Excludes interest and dividend income. 3 Operating expenses/income. 4 Operating expenses less the amortization of goodwill and other intangible assets/income.

Key performance indicators

In fourth quarter 2003, the cost/income ratio remained unchanged at 57% from the previous quarter as higher fee income was fully offset by an increase in depreciation expenses. For full-year 2003, the cost/income ratio stood at a record low of 57%, 2 percentage points below the previous year’s ratio of 59%, reflecting the drop in total operating expenses to the lowest level since the 1998 UBS-SBC merger as we continue to increase productivity and efficiency.

     Invested assets stood at CHF 212 billion on 31 December 2003, a 2% increase from 30 Sep-tember 2003, reflecting the positive development of financial markets over the quarter. Net new money was negative CHF 1.0 billion in fourth quarter compared to negative CHF 2.4 billion in third quarter, as corporate clients continue to make transfers from short-term deposits to current accounts, which are not classified as invested assets. As mentioned on page 13, we will in future no longer classify assets from corporate clients (except for pension funds) as invested assets. This change will reduce invested assets by approximately CHF 75 billion.

     The loan portfolio, at CHF 138.5 billion on 31 December 2003, was CHF 1.7 billion below the level on 30 September 2003. An increase in private client mortgages was more than offset by lower demand from corporate clients as well as the ongoing workout of the recovery portfolio, which fell to CHF 6.4 billion on 31 December 2003 from CHF 6.6 billion on 30 September 2003. The non-performing loan ratio increased to 3.2% at the end of the fourth quarter from 3.0% at the end of the previous quarter, reflecting a revised definition of non-performing loans (please refer to page 16 for more detail). The ratio of impaired loans to gross loans was 4.6%, improving from 4.7%.

     In fourth quarter 2003, Business Banking Switzerland’s net interest income fell slightly in comparison to the previous quarter mainly due to lower investment interest rates on savings and cash accounts, pressuring margins. In addition, the decline in the average recovery portfolio led to lower interest income. On a positive note, the volume of mortgages for our private clients again increased.

Initiatives and achievements

Refocusing payment operations

In recent years, the success of our e-banking services has prompted a steady decline in paper-based payments. More than 70% of all payment orders are now sent electronically. This development has prompted us to merge our Zurich payment center into that located in Bern. This move will help us make more efficient use of our existing infrastructure while reducing unit processing costs. Our two other payment centers, in Lausanne and Lugano, will continue to operate largely in their present form.
     The shift to electronic channels has also led us to start discussions with PostFinance about the possibility of their scanning and processing payment slips for us, deepening the strong partnership we already have in mortgages, investment funds, and retirement savings accounts.
     The steps are expected to come into effect at the end of 2005 and will not involve any changes in the service we provide to our clients. We plan to relocate a considerable number of the employees working in the Zurich payment center to Bern. Our talks with PostFinance also involve them taking on a number of our employees. Despite that, we estimate that up to 200 jobs may be eliminated.

Results

Full-year pre-tax profit in 2003 was a record CHF 2,153 million, up 9% from 2002. This result was achieved despite slightly lower revenues in market conditions that were difficult at the outset of the year but improved steadily thereafter. This performance is also evidence of the continued tight management of our cost base, and lower credit loss expense reflecting the structural improvement in our loan portfolio in recent years. In 2003, personnel expenses, general and administrative expenses and depreciation all reached their lowest levels since the UBS-SBC merger.

     In fourth quarter 2003, Business Banking Switzerland reported a pre-tax profit of CHF 547

Wealth Management & Business Banking
10 February 2004

million, up by 4% from third quarter, mainly due to lower credit loss and personnel expenses. This quarterly performance is the second highest result ever, beaten only by the second quarter 2003 profit of CHF 579 million, which included CHF 80 million in divestment gains.

Operating income

Fourth quarter 2003 operating income was CHF 1,291 million, up 2% from third quarter. A slight fall in net interest income because of lower margins was compensated by higher fee income as the asset base recovered. Credit loss expense fell by CHF 19 million from CHF 25 million to a record low of CHF 6 million in fourth quarter, reflecting the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses

Operating expenses increased by 1% to CHF 744 million in fourth quarter, mainly reflecting higher depreciation expenses. Personnel expenses were at their lowest level since the UBS-SBC merger, dropping 2% to CHF 639 million in fourth quarter 2003 because of lower performance-related compensation as year-end bonuses were fixed. General and administrative expenses were unchanged at CHF 25 million in fourth quarter. Overall, this very low level of general and administrative expenses is explained by the integrated business model of UBS, through which Business Banking Switzerland provides a signifi-

cant number of services to other business units, mainly Wealth Management. In accounting terms, the costs for these services are charged to the receiving unit as general and administrative expenses, offset by lower general and administrative expenses in the provider unit. Depreciation increased in fourth quarter 2003 by CHF 17 million to CHF 80 million, reflecting accelerated depreciation of certain software.

Headcount

Business Banking Switzerland’s headcount was 17,620 on 31 December 2003, a decline of 290 from 30 September 2003. Compared to the 18,442 employees on our payroll on 31 Decem-ber 2002, this represents a decline of 822 or 4%, reflecting our continued investment in technology and automation, as well as the ongoing streamlining of processes and structures.

Outlook

The Business Banking Switzerland unit achieved a record result in 2003, mainly due to continued strict management of the cost base, as well as very low credit loss expense which reflected the deferred benefit of the structural improvement in our loan portfolio in recent years.

     The unit remains competitively positioned and we are committed in 2004 to again delivering profitability at levels which compare favorably to our peers in the retail and commercial banking sector.

Global Asset Management
10 February 2004

Global Asset Management

John A. Fraser
Chairman and CEO,
Global Asset Management

1 Operating expenses/operating income.

2 Operating expenses less the amortization of goodwill and other intangible assets/operating income.

3 Excludes interest and dividend income.

4 Operating income (annualized as applicable)/ average invested assets.

Continued strong markets, net new money inflows into equities, fixed income and alternative investments mandates and ongoing cost control measures all contributed towards a fourth quarter 2003 pre-tax profit of CHF 112 million, up by 29% from CHF 87 million in third quarter. Money market fund outflows disguised strong inflows to higher quality asset classes in the quarter.

Business Group Reporting

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Institutional fees	228	253	223	(10)	2	922	865
Wholesale Intermediary fees	223	218	178	2	25	815	790

Total operating income	451	471	401	(4)	12	1,737	1,655

Personnel expenses	200	221	191	(10)	5	816	774
General and administrative expenses	96	116	124	(17)	(23)	407	447
Depreciation	10	6	11	67	(9)	29	29
Amortization of goodwill and other intangible assets	33	41	41	(20)	(20)	153	186

Total operating expenses	339	384	367	(12)	(8)	1,405	1,436

Business Group performance before tax	112	87	34	29	229	332	219

Business Group performance before tax and amortization of goodwill and other intangible assets	145	128	75	13	93	485	405
KPI’s
Cost / income ratio (%) [1]	75	82	92			81	87
Cost / income ratio before goodwill (%)[2]	68	73	81			72	76

Institutional
Invested assets (CHF billion)	313	305	274	3	14
of which: money market funds	14	16	19	(13)	(26)
Net new money (CHF billion) [3]	1.4	6.3	2.4			12.7	(1.4)
of which: money market funds	(1.6)	(0.9)	2.3			(5.0)	(1.8)
Gross margin on invested assets (bps)[4]	30	34	33	(12)	(9)	32	29

Wholesale Intermediary
Invested assets (CHF billion)	261	267	259	(2)	1
of which: money market funds	87	102	106	(15)	(18)
Net new money (CHF billion) [3]	(8.3)	(1.4)	(0.8)			(5.0)	(6.3)
of which: money market funds	(12.5)	(7.2)	(2.4)			(23.0)	(6.9)
Gross margin on invested assets (bps) [4]	34	32	27	6	26	31	27

				% change from
Additional information
As at	31.12.03	30.9.03	31.12.02	3Q03	4Q02

Client assets (CHF billion)	574	572	533	0	8
Regulatory equity allocated (average)	1,000	1,000	1,000	0	0
Headcount (full-time equivalents)	2,689	2,674	2,733	1	(2)

Global Asset Management
10 February 2004

Key performance indicators

The pre-goodwill cost/income ratio was 68% in fourth quarter 2003, down from 73% in third quarter and at its lowest level since 2000. Lower performance-related fees in the fourth quarter were more than compensated by the decline in operating expenses due to decreased incentive-based compensation, lower goodwill amortization and the fact that operational provisions recorded in third quarter did not recur this quarter.

Institutional

Institutional invested assets were CHF 313 billion on 31 December 2003, up by CHF 8 billion from 30 September. The positive impact of net new money and strong financial market valuations were partly offset by the 6% decline of the US dollar against the Swiss franc.

     Fourth quarter 2003 net new money inflows were CHF 1.4 billion, down from CHF 6.3 billion in third quarter. Equity mandates and alter-

native and quantitative investments experienced very strong inflows around the world. These were partially offset by outflows in fixed income mandates primarily in the Americas and Asia Pacific.

     For full-year 2003, net new money inflows were CHF 12.7 billion, up significantly from the outflows of CHF 1.4 billion recorded in 2002. Equity mandates and alternative and quantitative investments experienced strong inflows, partially offset by outflows from asset allocation mandates and money market funds.

     The gross margin decreased 4 basis points to 30 basis points in fourth quarter 2003 from the previous quarter, primarily reflecting the very high level of performance fees in third quarter.

Wholesale Intermediary

Invested assets were CHF 261 billion on 31 De-cember 2003, down from CHF 267 billion on 30 September 2003. Inflows in equities and fixed income mandates were more than offset by a combination of negative currency impacts and outflows from money market funds related to the growth of UBS Bank USA.

     In the US, the Investment Company Institute reported net inflows of USD 6.5 billion in fourth quarter 2003. Inflows into equity funds of USD 55 billion were mostly offset by outflows from money market funds. In Switzerland, Lipper, a Reuters company, recorded net outflows of CHF 0.5 billion in fourth quarter 2003, primarily due to CHF 4.7 billion in outflows from money market funds, which were partially offset by inflows of CHF 2.3 billion into equity funds and CHF 1.6 billion into bond funds.

     Net new money outflows were CHF 8.3 billion in fourth quarter 2003, compared with an outflow of CHF 1.4 billion in third quarter. The money market outflow of CHF 12.5 billion in fourth quarter 2003 was mainly related to the launch of UBS Bank USA (see below for more details). Excluding the money market outflows, we recorded a strong inflow of CHF 4.2 billion. As in the prior quarter, inflows into equity and fixed income mandates were strong, partially offsetting the money market-related outflow.

     For full-year 2003, the net new money outflow amounted to CHF 5.0 billion compared with the CHF 6.3 billion outflow in 2002. The money market outflow in 2003 was CHF 23.0 billion, partially offset by inflows of CHF 17.1 billion into higher margin equity and fixed income mandates.
     The fourth quarter gross margin was 34 basis points, a gain of 2 basis points from the third quarter margin of 32 basis points, reflecting the continually improving asset mix.

Money market sweep accounts

The majority of money market fund assets managed by our US wholesale intermediary business represent the cash portion of the private client accounts. In fourth quarter, we saw outflows from money market funds of CHF 10.6 billion compared with outflows of CHF 5.7 billion in third quarter, bringing total outflows to CHF 16.0 billion for full-year 2003. The reason for the outflows is the launch of UBS Bank USA in third quarter 2003. Before the bank’s start, cash balances of private clients in the US were swept into our money market funds. Now, those cash proceeds are redirected automatically into FDIC-insured deposit accounts at UBS Bank USA. Although there was not a one-time bulk transfer of client money market assets to the bank, the funds invested in our sweep accounts are being used to complete client transactions and will therefore gradually deplete over time. Such funds are, however, a low-fee component of Global Asset Management’s invested assets.

Global Asset Management
10 February 2004

Investment capabilities and performance

After three years of disappointing returns, equity markets posted convincing gains in 2003 as the global economy improved and corporate earnings recovered. Cyclical industries, such as the technology sector, led the rally. Fixed income returns were more modest and constrained by expectations of higher interest rates.

     Within our core investment management platform, relative equity performance was mixed in fourth quarter and for 2003 as a whole. Our actively managed Global Equity composite lagged the benchmark across these periods, reflecting our underweight position in highly cyclical technology stocks, where market prices already reflected robust future earnings growth. Despite that, the long-term track record of our Global Equity composite remains strong.
     Our Global Bond composite performed well in 2003, due to both our currency and our interest rate strategies.
     Our asset allocation and currency strategy made another positive contribution in fourth quarter and in full-year 2003. Portfolios benefited from an overweight position in equities relative to bonds and from being underweight in US dollars, whose value steadily depreciated throughout the year.
     In the alternative and quantitative investments business, our equity-focused strategies performed relatively well in fourth quarter, with solid returns recorded in key strategies. Portfolios where investments are based on macro-economic considerations did not perform as strongly in the fourth quarter, but did well over the twelve-month period. Additionally, multi-manager programs registered strong performances in the quarter.
     Based on the latest available return information, the global real estate business achieved quarterly returns exceeding its benchmarks in the US, Switzerland, UK and Japan.

Results

Global Asset Management reported a pre-tax profit of CHF 332 million for 2003, an increase of 52% from the 2002 pre-tax profit of CHF 219 million. The recovery in the second half of the year in equity market valuations, coupled with strong inflows into alternative investments, equities and fixed income mandates, resulted in higher invested asset levels and, subsequently, increased asset-based revenues. Performance-related fees, especially in the alternative and quantitative business, showed significant improvement over 2002. Ongoing cost control initiatives systematically reduced operating expenses and contributed significantly to improved profitability. General and administrative expenses decreased due to lower IT and premises costs. Amortization expenses fell as the goodwill of some businesses became fully amortized. These developments were partially offset by higher incentive-based compensation resulting from the increase in operating income.

     Pre-tax profit was CHF 112 million in fourth quarter 2003, up 29% from CHF 87 million in third quarter 2003. Compared with third quarter 2003, this increase is attributable to lower incentive-based compensation, general and administrative expenses and goodwill amortization, all more than offsetting the slight fall in performance-related income over the same period.

Annualized

Composite	1 Year	3 Years	5 Years	10 Years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	+	+	+
Global Bond Composite vs. Citigroup World Government Bond Index	+	+	–	–
Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (–) under benchmark. All after fees.

Accordingly, the cost/income ratio dropped to 75% in this quarter from 82% in third quarter 2003.

Operating income

Operating income in fourth quarter 2003 was CHF 451 million, down 4% from CHF 471 million in third quarter.
     Institutional revenue, at CHF 228 million in fourth quarter 2003, decreased by CHF 25 million from the third quarter, mainly due to lower performance fees in the alternative and quantitative investments business which continued to be strong but did not reach the particularly high third quarter 2003 levels.
     Wholesale Intermediary revenues, at CHF 223 million in fourth quarter 2003, increased by CHF 5 million from the third quarter, due predominantly to the improving asset mix.

Operating expenses

Operating expenses, at CHF 339 million in fourth quarter 2003, decreased by 12% from CHF 384 million in third quarter. Personnel expenses, at CHF 200 million, declined by CHF 21 million from the earlier quarter, on lower incentive-based compensation, reflecting a decline in performance fees from alternative and quantitative investments. Fourth quarter general and administrative expenses were CHF 96 million, a CHF 20 million decrease from third quarter, which included high operational provisions and professional fees. Finally, amortization expenses decreased by CHF 8 million to CHF 33 million, as a result of currency impacts and the full amortization of the goodwill of some businesses.

Headcount

Headcount was 2,689 on 31 December 2003, up by 15 from 2,674 on 30 September 2003, but down by 44 from 2,733 on 31 December 2002. The full-year decrease of 2% primarily reflects cost-saving efforts in the core investment management business.

Outlook

Sentiment in financial markets appears strong at the start of 2004. A steady flow of new business coupled with our focus on managing costs gives us the base from which we will continue to strengthen our profitability.

Investment Bank
10 February 2004

Investment Bank

John P. Costas
Chairman and CEO,
Investment Bank

In fourth quarter 2003, the Investment Bank as a whole posted a pre-tax profit of CHF 1,213 million. The Investment Banking & Securities business unit contributed a pre-tax profit of CHF 1,153 million, up 122% from fourth quarter last year and 19% higher than in third quarter 2003. Private Equity reported a pre-tax profit of CHF 60 million in fourth quarter 2003, reflecting lower levels of writedowns and a number of successful divestments.

Business Group Reporting

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Income	3,623	3,428	2,566	6	41	14,120	12,498
Credit loss expense [1]	(42)	(12)	(40)	250	5	(139)	(128)

Total operating income	3,581	3,416	2,526	5	42	13,981	12,370

Personnel expenses	1,604	1,866	1,521	(14)	5	7,357	7,878
General and administrative expenses	606	508	672	19	(10)	2,130	2,378
Depreciation	89	81	99	10	(10)	327	382
Amortization of goodwill and other intangible assets	69	70	76	(1)	(9)	278	364

Total operating expenses	2,368	2,525	2,368	(6)	0	10,092	11,002

Business Group performance before tax	1,213	891	158	36	668	3,889	1,368

Business Group performance before tax and amortization of goodwill and other intangible assets	1,282	961	234	33	448	4,167	1,732

Additional information
Cost / income ratio (%) [2]	65	74	92			71	88
Cost / income ratio before goodwill (%) [3]	63	72	89			70	85
Net new money (CHF billion) [4]	0.6	0.2	0.1			0.9	0.5
Invested assets (CHF billion)	4	3	3	33	33
Client assets (CHF billion)	143	127	133	13	8
Regulatory equity allocated (average)	12,750	12,550	12,950	2	(2)

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). 2 Operating expenses/income. 3 Operating expenses less the amortization of goodwill and other intangible assets/income. 4 Excludes interest and dividend income.

Investment Bank & Securities

Business Unit Reporting

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Investment Banking	622	349	539	78	15	1,703	1,915
Equities	1,410	1,288	1,208	9	17	4,894	5,625
Fixed Income, Rates and Currencies	1,478	1,849	1,120	(20)	32	7,600	6,560

Income	3,510	3,486	2,867	1	22	14,197	14,100
Credit loss expense [1]	(42)	(12)	(40)	250	5	(139)	(128)

Total operating income	3,468	3,474	2,827	0	23	14,058	13,972

Personnel expenses [2]	1,566	1,859	1,477	(16)	6	7,308	7,784
General and administrative expenses	591	503	655	17	(10)	2,071	2,314
Depreciation	89	77	99	16	(10)	323	381
Amortization of goodwill and other intangible assets	69	70	76	(1)	(9)	278	364

Total operating expenses	2,315	2,509	2,307	(8)	0	9,980	10,843

Business unit performance before tax	1,153	965	520	19	122	4,078	3,129

Business unit performance before tax and amortization of goodwill and other intangible assets	1,222	1,035	596	18	105	4,356	3,493

KPI’s
Compensation ratio (%) [3]	45	53	52			51	55

Cost/income ratio (%) [4]	66	72	80			70	77
Cost/income ratio before goodwill (%) [5]	64	70	78			68	74

Non-performing loans/gross loans (%)	0.9	1.2	1.6
Impaired loans/gross loans (%)	2.2	2.1	3.2
Average VaR (10-day 99%)	356	364	295	(2)	21

				% change from		Year ended
Additional information
As at or for the period ended	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Deferred releases included in credit loss expense [1]	(13)	(10)	0	(30)		(45)	(2)
Regulatory equity allocated (average)	12,300	12,100	12,500	2	(2)
Headcount (full-time equivalents)	15,500	15,289	15,964	1	(3)

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 39-40 of the UBS Financial Report 2002). 2 Includes retention payments in respect of the PaineWebber acquisition of CHF 21 million for the quarter ended 31 December 2002 and CHF 54 million for the year ended 31 December 2002. There were no retention payments in 2003. 3 Personnel expenses/income. 4 Operating expenses/income. 5 Operating expenses less the amortization of goodwill and other intangible assets/income.

Investment Bank
10 February 2004

Key performance indicators

Our Investment Banking & Securities business performed very strongly in fourth quarter 2003, reflecting robust earnings growth in all areas and disciplined cost control. As a result, the pre-goodwill cost/income ratio fell to 64%, its lowest level since 2000 and a significant improvement over the 78% posted in fourth quarter 2002. The decline in the pre-goodwill cost/income ratio from the 70% reported in third quarter 2003 reflects the final fixing of full-year performance-related personnel expenses.

     The final determination of annual performance-related payments reduced the compensation ratio to 45% in fourth quarter 2003 from 53% in third quarter and 52% in the same period a year earlier. The year on year decline reflects a sharper downward correction of the compensation ratio than seen in fourth quarter 2002. In full-year 2003, the compensation ratio fell to 51% from 55% in 2002. The payout levels of annual performance-related payments are driven by the revenue mix across business areas and are managed in line with market levels.

     Average market risk for our Investment Bank, as measured by 10-day 99% Value at Risk (VaR), was CHF 356 million in fourth quarter, down from CHF 364 million in third quarter. It ended the quarter at CHF 411 million, higher than the CHF 351 million at the end of the previous quarter but remained, throughout the period, within a similar range to that seen in the last three quarters.

     At Investment Banking & Securities, outstanding loans on 31 December 2003 amounted to CHF 55 billion, a drop of CHF 11 billion from third quarter 2003. Short-term interbank money market exposure was reduced by CHF 6 billion and loans to customers fell by CHF 5 billion, mainly as a result of the decline in refinancing needs in the US residential mortgage business. The non-performing loans to gross loans ratio decreased from 1.2% to 0.9%. The impaired loans to gross loans ratio increased from 2.1% to 2.2%.

Initiatives and achievements

Corporate clients

In fourth quarter, the fee pool continued to show signs of recovery, rising 16% from the same period a year earlier and 34% from third quarter.

Key performance indicators: league table rankings

	31.12.03		30.9.03		31.12.02

		Market		Market		Market
	Rank	share %	Rank	share %	Rank	share %

Global mergers and acquisitions (completed) [1]	8	11.2	11	8.1	9	10.4
International equity new issues [2]	4	8.5	4	7.6	6	8.6

1 Source: Thomson Financial Securities. 2 Source: Dealogic EquitywarePlus.

According to Freeman data, we improved our year to date ranking to fourth position from sixth position in the previous quarter, with market share rising to 5.6% from 4.6%. For full-year 2002, our market share was 4.8%. Our market share for 2003 was above 5% in all regions. Our US market share improved to 5.4% for full year 2003 from 4.3% at the end of September, and our ranking continued to improve, rising to seventh from eighth place. In Asia Pacific, we posted an even stronger gain in this period, with market share rising to 5.7% from 4.3% and our ranking moving up to second from fourth.

Institutional clients

Our institutional client franchise remains a core strength. According to the latest data released by a leading private industry survey, we kept our first place in the global ranking for secondary equity cash commissions for the seventh consecutive quarter.
     We also received a number of prestigious awards this quarter. In International Financing Review’s Review of the Year 2003, we were named best Global Emerging Market Bond House, Financial Bond House (Subordinated Debt), Swiss Franc Bond House, Asia Bond House and Asia-Pacific Equity House.
     FX Week, a benchmark survey in the industry, ranked UBS first in their annual FX poll for the first time since the survey was launched in 1995. UBS retained its crown as best overall for electronic services in Euromoney’s second annual Technology Survey. In the same survey, we also won top awards in both FX and fixed income.
     UBS was named the FX Derivatives House of the Year 2003 by Derivatives Week magazine. The magazine highlighted derivatives research, technology, and consistent pricing as the reasons for the award.
     In terms of NYSE trading volumes, we maintained our third position with a 10.2%

market share in fourth quarter, up from 8.8% last quarter. At NASDAQ, we rose to sixth position with a 5.4% market share in fourth quarter 2003, up from seventh position with a 4.1% market share in third quarter.

Research

UBS took top position for best overall global equity research in this year’s Institutional Investor survey, up from fourth place last year. We received a total of 23 team positions in 2003, up from 18 in 2002. Moreover, we were awarded a total of nine first team slots in 2003, up from five a year earlier.

Significant deals

Mergers and acquisitions

After two consecutive years of downturn, worldwide merger and acquisition activity began to show a modest recovery in the last quarter of 2003. Among the most significant transactions we advised on in the quarter were:
–	joint advisor to WellPoint Health Network Inc. on its USD 16.4 billion merger with Anthem, creating the largest health benefits company in the US
–	joint advisor to the board of Scottish & Newcastle, one of Europe’s leading brewery companies, on the GBP 2.5 billion sale of its 1,400 managed pubs, restaurants and lodges
–	sole financial advisor to Mayne Group, a leading Australian health care company, on the sale of its Australian and Indonesian hospital business for AUD 813 million to a private equity consortium.

Equity underwriting

All equity products benefited from a strong quarter for share markets. Major transactions in fourth quarter included:
–	joint bookrunner on a USD 1.9 billion equity placement for Bank of China

Investment Bank
10 February 2004

–	joint bookrunner for Petroleos Mexicanos, the Mexican state oil company, to coordinate a seven-year USD 1.4 billion bond convertible into European stock
–	joint bookrunner for Newmont Mining Corporation, a US company and the world’s largest gold producer, on its follow-on offering of 24 million common shares for USD 1 billion.

Fixed income underwriting

In 2003, overall volume in the US markets remained at the same level as the previous year, mainly on robust issuance of Yankee bonds, while there was a consistent upward trend in European bond markets. Investment grade fixed income new issuance continued to be strong during the fourth quarter although overall debt underwriting volumes started to show signs of slowing. Notable deals in fourth quarter included:
–	joint bookrunner for London and Continental Railways, the builder of the Channel Tunnel Rail Link, on its GBP 1.25 billion securitized bond issue
–	lead manager in an institutional debt offering for Wells Fargo, a leading US financial services company, with institutional orders in excess of USD 1.7 billion
–	joint bookrunner for Electricité de France, Europe’s largest power utility, on its EUR 1.4 billion bond issue.

Results

Pre-tax profit stood at CHF 4,078 million in full-year 2003. This 30% increase from 2002 was achieved despite the weakening of the US dollar against the Swiss franc and reflects strong results in all our businesses. In particular, the Fixed Income, Rates and Currencies business posted a record result, up 16% from 2002, reflecting the breadth of our capabilities and expansion of our franchise. At the same time, costs remained under control. Both personnel expenses and general and administrative expenses fell because of currency fluctuations. Excluding the impact of currency movements, personnel expenses increased in 2003, reflecting improved revenues, while general and administrative expenses remained largely unchanged from the previous year’s level.

Prime brokerage

Hedge funds are the fastest-growing sector of the asset management business. Between 1991 and 2003, global hedge fund assets grew by more than 700% to almost USD 800 billion. This impressive performance looks set to continue, with assets estimated to reach USD 1 trillion by 2005, according to leading industry data provider TASS Tremont.

     Thanks to the trading volumes they generate, hedge funds have emerged in recent years as one of the most important client sectors for investment banks.

Investment Banking & Securities already derives a substantial portion of its client revenues from hedge fund clients and we expect this contribution to rise as we pursue our goal of increasing hedge fund-related business.

     One area of particular focus for UBS is prime brokerage. Prime brokerage is a single area for a bundle of services that investment banks offer to hedge funds. Historically based on services such as securities lending, provision of leverage, custody of positions and trade settlement, prime bro-

kerage has evolved into a broader business which supports hedge funds in nearly all their activities.

     With the development of this business model, prime brokerage-derived revenues have become increasingly important. Anecdotal evidence suggests that prime brokerage now accounts for more than half of the equities division revenue of several leading investment banks. UBS aims to become one of the top three global providers of such services.
     A clear signal of our ambitions was the acquisition of ABN AMRO’s US prime

     Pre-tax profit in fourth quarter 2003 was CHF 1,153 million, up 122% from the same period last year and 19% from third quarter 2003. This represented the best fourth quarter result ever and the best quarterly result since first quarter 2001, demonstrating our ability to capture opportunities in recovering markets.

     The cost/income ratio was 66% in fourth quarter 2003, down from 72% in third quarter 2003 and 80% in fourth quarter last year.

Operating income

Revenues stood at CHF 3,510 million in fourth quarter 2003, slightly higher than third quarter 2003 and up 22% from the same quarter last year.
     Investment banking revenues rose to CHF 622 million, 15% higher than a year earlier and

78% higher than in third quarter 2003. The improvement over the previous year reflects increased activity in primary capital markets and improved revenues in our advisory business. We were able to increase revenues in all businesses. In particular, our market share increased significantly in convertibles, high yield and investment grade underwriting. Moreover, in a year where the equity fee pool did not increase noticeably, we retained our strong share of the market. We also advised on many of the key merger and acquisition transactions in the period.

     As market conditions and activity improved, the Equities business posted revenues of CHF 1,410 million, up 17% from the same quarter a year earlier and 9% higher than in third quarter 2003, despite adverse currency movements. The year on year increase reflects strong primary revenues and improved revenues from client trading commissions and equity finance. Equity finance revenues stand to benefit even further in 2004 from the first full-year contribution from our acquisition of ABN AMRO’s prime brokerage business.
     The Fixed Income, Rates and Currencies business posted revenues of CHF 1,478 million, up 32% from the same quarter a year earlier. Revenues increased in most areas. Drops were mainly in standard bond trading. Credit default swaps hedging our credit exposures posted negative revenues of CHF 105 million in fourth quarter 2003, an improvement from negative revenues of CHF 163 million a year earlier.

brokerage operation in late 2003. The acquired business concentrates mainly on small to medium-sized hedge funds and has reinforced our credibility in the US start-up hedge fund market, where ABN AMRO was a clear market leader. By contrast, the needs of more mature funds are broadly similar to those of other large financial institutions, a sector in which UBS is already well established. The acquisition will help us tailor our offering to the full life-cycle of hedge fund clients.

     Recognizing the volatile nature of the hedge fund industry, UBS has also put in place a dedicated risk management unit with a mandate to monitor the investment strategies of client firms and to ensure that adequate collateral is held against credit exposure.

     UBS’s growing experience of the hedge fund sector can be leveraged across the firm. A case in point is an initiative to provide UBS’s private investor clients with an attractive range of alternative investments. In this venture, the Investment Bank will act as an advisor to the firm’s wealth management businesses.

     Through its prime brokerage business, UBS becomes a business partner to the emerging entrepreneurs of the hedge fund world. Some of today’s hedge fund startups will develop into multi-billion dollar global asset management businesses, and will rank among UBS’s largest clients in years to come.

Investment Bank
10 February 2004

Operating expenses

Total operating expenses were CHF 2,315 million. They rose slightly from the same period last year, as the revenue-driven increase in personnel expenses largely offset the impact of currency movements. In fourth quarter 2003, personnel expenses were CHF 1,566 million. The increase of 6% from CHF 1,477 million in fourth quarter 2002 reflects higher incentive-based compensation driven by accelerating revenues, although that was offset by our sharp downward correction of the compensation ratio. General and administrative expenses were CHF 591 million, 10% lower than in fourth quarter 2002. Excluding the effect of currency movements, total costs remained largely unchanged from the previous year. While last year’s fourth quarter included costs specifically related to the equity research-related settlement and the restructuring of our energy business, this year we reported an increase in professional fees more broadly across the business. Depreciation expense decreased 10% from fourth quarter 2002 due to lower depreciation on IT equipment. Amortization of goodwill fell 9% in fourth quarter 2003 compared to the same period last year, reflecting currency movements.

Headcount

Headcount, at 15,500 on 31 December 2003, increased by 211 or 1% from the end of third quarter 2003 following the acquisition of ABN AMRO’s prime brokerage business. However, headcount is 3% lower than at the same time last year.

Outlook

We remain cautiously optimistic for the future. The coming year will remain challenging, as improved market conditions will be accompanied by intensified competition. However, our success over the past year has again demonstrated that, with our diversified business portfolio, we can shift our emphasis according to market opportunities. This ability will remain important in coming quarters. We continue to focus on growth opportunities and on winning market share.

Private Equity

Business Unit Reporting

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Total operating income	113	(58)	(301)			(77)	(1,602)

Personnel expenses	38	7	44	443	(14)	49	94
General and administrative expenses	15	5	17	200	(12)	59	64
Depreciation	0	4	0	(100)		4	1
Amortization of goodwill and other intangible assets	0	0	0			0	0

Total operating expenses	53	16	61	231	(13)	112	159

Business unit performance before tax	60	(74)	(362)			(189)	(1,761)

Business unit performance before tax and amortization of goodwill and other intangible assets	60	(74)	(362)			(189)	(1,761)

KPI’s

Value creation (CHF billion)	(0.1)	0.0	(0.3)		67	(0.3)	(1.4)

				% change from

As at	31.12.03	30.9.03	31.12.02	3Q03	4Q02

Investment (CHF billion) [1]	2.3	2.8	3.1	(18)	(26)

				% change from
Additional information
As at	31.12.03	30.9.03	31.12.02	3Q03	4Q02

Portfolio fair value (CHF billion)	2.9	3.6	3.8	(19)	(24)
Regulatory equity allocated (average)	450	450	450	0	0
Headcount (full-time equivalents)	50	52	73	(4)	(32)

1 Historical cost of investments made, less divestments and impairments.

Key performance indicators

The level of our private equity investments stood at CHF 2.3 billion on 31 December 2003, compared to CHF 2.8 billion at the end of third quarter, reflecting successful exits, writedowns and currency fluctuations. Over the full year, private equity investments fell by 26%. Unfunded commitments fell by 17% to CHF 1.5 billion on 31 December 2003 from CHF 1.8 billion on 30 September 2003. In full-year 2003, unfunded commitments declined by 29% from CHF 2.1 billion a year ago.

     Writedowns increased to CHF 102 million in fourth quarter 2003 from CHF 70 million in third quarter 2003. The fair value of the portfolio on 31 December 2003 was CHF 2.9 billion, down from CHF 3.6 billion on 30 September 2003 and CHF 3.8 billion on 31 December 2002, reflecting divestments and value reductions for existing investments.

     The level of net unrealized gains was CHF 586 million on 31 December 2003, compared to CHF 777 million on 30 September 2003 and CHF 761 million a year ago, partly reflecting successful divestments.

Investment Bank
10 February 2004

Results

In full-year 2003, Private Equity posted a pre-tax loss of CHF 189 million – a marked improvement on the pre-tax loss of CHF 1,761 million in 2002, reflecting lower levels of writedowns and a number of successful exits in 2003. Writedowns in 2003 totaled CHF 353 million, compared to CHF 1.7 billion in 2002.

     In fourth quarter 2003, pre-tax profit improved to CHF 60 million from a pre-tax loss of CHF 74 million in third quarter. This result is attributable to the realization of capital gains on successful exits, including the sale of Global Garden Products.
     Total operating expenses were CHF 53 million in fourth quarter 2003, up from CHF 16 million in third quarter but less than CHF 61 million in the last quarter of 2002. Personnel expenses, including incentive payments on successful exits, increased to CHF 38 million in fourth quarter 2003 from CHF 7 million in third quarter. Gener-

al and administrative expenses increased to CHF 15 million in fourth quarter from CHF 5 million in third quarter. This reflected an increase in professional fees, largely resulting from higher volumes of divestments and realizations.

Headcount

     Headcount levels remained stable from last quarter with 50 employees on 31 December 2003, 2 less than on 30 September 2003 and down from 73 at the end of the previous year.

Outlook

     The private equity business will continue to focus on managing existing assets in order to maximize value for UBS shareholders and for investors in UBS funds. Consistent with the de-emphasis of our role as an owner and manager of this asset class, we continue to capitalize on orderly exit opportunities for investments when they arise, and to reduce our exposure to private equity funds.

     As the weight of the private equity portfolio is declining, from first quarter 2004 onwards we will no longer report private equity as a stand-alone business unit. Results from the private equity businesses will be reported as a separate revenue line in the income statement of the Investment Bank – just as we currently do for all the major business areas. We will continue to disclose our key performance indicators – the size of the private equity investment portfolio, its fair value, as well as the value creation.

Wealth Management USA
10 February 2004

Wealth Management USA

Joseph J. Grano, Jr.
Chairman, Wealth Management USA

Mark B. Sutton
CEO, Wealth Management USA

In fourth quarter 2003, Wealth Management USA’s pre-tax loss was CHF 10 million compared to a pre-tax loss of CHF 43 million in third quarter 2003. Before acquisition costs, pre-tax profit increased 6% to CHF 181 million from CHF 170 million in third quarter 2003. On the same basis, but in US dollars, the operating result was 12% higher than in third quarter 2003.

Business Group Reporting

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Income	1,283	1,284	1,215	0	6	5,190 [1]	5,561
Credit loss expense [2]	(1)	(2)	(2)	(50)	(50)	(8)	(13)

Total operating income	1,282	1,282	1,213	0	6	5,182	5,548

Personnel expenses [3]	930	970	927	(4)	0	3,712	4,245
General and administrative expenses	250	229	277	9	(10)	988	1,263
Depreciation	33	42	36	(21)	(8)	151	149
Amortization of goodwill and other intangible assets	79	84	1,341 [4]	(6)	(94)	336	1,691 [4]

Total operating expenses	1,292	1,325	2,581	(2)	(50)	5,187	7,348

Business Group performance before tax	(10)	(43)	(1,368)	77	99	(5)	(1,800)

Business Group reporting excluding acquisition costs and significant financial events

Total operating income	1,282	1,282	1,213	0	6	5,021 [5]	5,548
Add back: Net goodwill funding [6]	50	62	89	(19)	(44)	231	390

Operating income excluding acquisition costs	1,332	1,344	1,302	(1)	2	5,252	5,938

Total operating expenses	1,292	1,325	1,347 [7]	(2)	(4)	5,187	6,114 [7]
Retention payments	(62)	(67)	(80)	7	23	(263)	(351)
Amortization of goodwill and other intangible assets	(79)	(84)	(107)	6	26	(336)	(457)

Operating expenses excluding acquisition costs	1,151	1,174	1,160	(2)	(1)	4,588	5,306

Business Group performance before tax and acquisition costs	181	170	142	6	27	664	632

1  Includes significant financial event: gain on disposal of Correspondent Services Corporation of CHF 161 million.   2  In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).   3  Includes retention payments in respect of the PaineWebber acquisition.   4  Includes significant financial event: writedown of PaineWebber brand name of CHF 1,234 million.   5  Excludes significant financial event: gain on disposal of Correspondent Services Corporation of CHF 161 million.   6  Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.   7  Excludes significant financial event: writedown of PaineWebber brand name of CHF 1,234 million.

Wealth Management USA
10 February 2004

Wealth Management USA (continued)

KPI's	Quarter ended			% change from		Year ended

	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Invested assets (CHF billion)	634	626	584	1	9

Net new money (CHF billion) [1]	7.8	5.7	6.3			21.1	18.5
Interest and dividend income (CHF billion) [2]	4.0	4.0	3.4	0	18	15.8	17.9
Gross margin on invested assets (bps) [3]	81	82	82	(1)	(1)	86	82
Gross margin on invested assets excluding acquisition costs and SFEs (bps) [4]	85	86	88	(1)	(3)	87	88

Cost / income ratio (%) [5]	101	103	212			100	132
Cost / income ratio excluding acquisition costs and SFEs (%) [6]	86	87	89			87	89

Recurring fees [7]	506	512	486	(1)	4	1,927	2,199
Financial advisors (full-time equivalents)	7,766	8,001	8,857	(3)	(12)

Additional information	Quarter ended			% change from

As at	31.12.03	30.9.03	31.12.02	3Q03	4Q02

Client assets (CHF billion)	690	668	650	3	6
Regulatory equity allocated (average)	5,400	5,550	6,750	(3)	(20)
Headcount (full-time equivalents)	18,016	18,204	19,563	(1)	(8)

1  Excludes interest and dividend income.   2  For purposes of comparison with US peers.   3  Income (annualized as applicable)/average invested assets.   4  Income (annualized as applicable), add back net goodwill funding and less significant financial events/average invested assets.   5  Operating expenses/income.   6  Operating expenses less the amortization of goodwill and other intangible assets, retention payments and significant financial events/income, add back net goodwill funding and less significant financial events.   7  Asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Key performance indicators

Invested assets were CHF 634 billion on 31 De-cember 2003, up 1% from CHF 626 billion on 30 September 2003. In US dollar terms, invested assets increased 8% in the quarter, reflecting positive inflows of net new money and the effects of market appreciation on invested assets. Compared to fourth quarter a year earlier, invested assets increased 9%. In US dollar terms, invested assets were 21% higher on 31 December 2003 than a year earlier.

     We continue to report consistently strong inflows of net new money. In fourth quarter, inflows were CHF 7.8 billion, significantly high-

er than CHF 5.7 billion in third quarter 2003 and CHF 6.3 billion reported for the fourth quarter a year earlier. Including interest and dividends, net new money in fourth quarter 2003 was CHF 11.8 billion, up from CHF 9.7 billion in third quarter 2003.

     Gross margin on invested assets was 81 basis points in fourth quarter 2003, slightly lower than third quarter 2003. Gross margin on invested assets before acquisition costs (goodwill and intangible asset amortization, net goodwill funding costs and retention payments) was 85 basis points, down from 86 basis points in third quarter 2003.

     The cost/income ratio before acquisition costs was 86% in fourth quarter 2003, declining from 87% in third quarter 2003. This represents the lowest such ratio since PaineWebber became part of UBS. The improvement reflects higher revenue from the excellent performance of our core private client business. In particular, the cost/income ratio benefited from strong recurring fees and increased net interest and transactional revenue, as well as improved revenue in our Municipal Securities business.

     Recurring fees stood at CHF 506 million in fourth quarter 2003, 1% lower than the CHF 512 million recorded in third quarter 2003. Excluding the effects of currency fluctuations, recurring fees increased 4% in fourth quarter. This reflected higher fees from rising asset levels in managed account products. In US dollar terms, recurring fees have risen each quarter over the past year to reach their highest level since PaineWebber became part of UBS.

     The number of financial advisors was 7,766 on 31 December 2003, down 235 from 8,001 on 30 September 2003, mainly reflecting turnover among trainees. We continue to invest in and recruit highly productive and experienced financial advisors.

Initiatives and achievements

UBS Bank USA grows significantly

UBS Bank USA, which we launched last Sep-tember to provide affluent investors with an enhanced collateralized lending service and FDIC-insured deposits, performed in line with our expectations during its first full quarter of operation. The bank’s assets grew by USD 6 billion during the quarter and exceeded USD 11 billion on 31 December 2003. Loans made to clients under our fixed and variable credit lines stood at USD 4.5 billion, including loans made before the opening of UBS Bank USA, and the new bank’s investment portfolio grew to USD 6.6 billion. Deposits of USD 8.2 billion provide most of the funding for the bank’s assets.

Municipal Securities posts another strong quarter

The Municipal Securities Group continued to perform strongly in fourth quarter, ranking second in the industry in lead-managed negotiated underwriting volume. Municipal finance rev-

Wealth Management USA
10 February 2004

enues totaled CHF 462 million in full-year 2003. This represented a 4% decline compared to the previous year, reflecting the strengthening of the Swiss franc against the US dollar. In US dollar terms, municipal finance revenues for the year increased 11% – to a new record. In fourth quarter 2003, we achieved a market share of 11.7%, up from 9.3% a year earlier. We were the top underwriting firm in the industry for the quarter in the Housing Finance sector.

Results

In full-year 2003, Wealth Management USA reported a pre-tax loss of CHF 5 million compared to a loss of CHF 1,800 million in 2002. Full-year results in 2002 included a CHF 1,234 million writedown for the discontinuation of the PaineWebber brand name. The 2003 results include a pre-tax gain of CHF 161 million from the sale of Correspondent Services Corporation (CSC) in second quarter 2003. Both were treated as significant financial events. After their exclusion and before acquisition costs, operational performance showed a profit of CHF 664 million in 2003 and CHF 632 million in 2002. In US dollar terms, operational performance in 2003 was 21% higher than in 2002. This represents the best result since PaineWebber became part of UBS, reflecting strong recurring fees and improved transactional revenues. These derived from increased client activity, with daily average trades rising 3% above their 2002 level. In addition, conditions in the municipal securities market were buoyant, with new issues hitting an all-time high this year. At the same time we have continued to benefit from cost-saving initiatives started when we became a part of UBS.

     Investors were generally optimistic about economic and financial markets in fourth quarter 2003. During the quarter, investor activity continued to grow, with average daily trading volumes up 5% from third quarter. In December 2003, the UBS Index of Investor Optimism rose to 104, its highest level in 21 months.
     Because our business is almost entirely conducted in US dollars, comparisons of fourth quarter results to prior periods are affected by the weakening of the US dollar against the Swiss franc.
     In fourth quarter 2003, the pre-tax loss stood at CHF 10 million compared to a pre-tax loss of

CHF 43 million in third quarter 2003. Before acquisition costs, pre-tax profit increased 6% to CHF 181 million from CHF 170 million in third quarter 2003. On the same basis, but in US dollars, the operating result was 12% higher than third quarter 2003. This was the second-best quarterly result since PaineWebber became part of UBS.

     The cost / income ratio was 101% in fourth quarter 2003 compared to 103% in third quarter. Excluding acquisition costs, the ratio fell to 86% in fourth quarter from 87% in third quarter.

Operating income

Total operating income in fourth quarter 2003 was CHF 1,282 million. Before acquisition costs, it stood at CHF 1,332 million, slightly down from the CHF 1,344 million reported in third quarter 2003. On the same basis and in US dollar terms, operating income was 4% higher than in third quarter 2003 and 14% higher than in fourth quarter 2002. This reflected a record level of recurring fees and higher lending and transactional revenues, as well as increased municipal finance revenues.

Operating expenses

In fourth quarter 2003, total operating expenses were CHF 1,292 million, down 2% from third quarter 2003. In US dollar terms and before acquisition costs, operating expenses increased 3% from third quarter. On the same basis, operating expenses were 11% higher than fourth quarter 2002.
     Personnel expenses were CHF 930 million in fourth quarter 2003. In US dollar terms they increased 1% from the previous quarter, reflecting higher performance-driven compensation. These increases were partially offset by lower retention expenses and salary compensation as the number of support staff fell.

     Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, increased 2% to CHF 362 million in fourth quarter 2003 from CHF 355 million in third quarter. In US dollar terms, fourth quarter non-personnel expenses were 8% higher than in third quarter 2003, due to higher legal expenses and operational provisions.

Headcount

Headcount was 18,016 on 31 December 2003, 188 lower than on 30 September 2003. This reflects a fall in the number of financial advisors after we curtailed our training program earlier this year. In addition, turnover remained high for our less productive financial advisors. We continue to invest in and recruit highly productive and experienced financial advisors. Non-financial advisor headcount was 10,250 on 31 December 2003, compared to 10,203 on 30 September 2003 and 10,706 on 31 December 2002. The increase in non-financial advisor headcount in fourth quarter 2003 from third quarter 2003 was due to hiring in key strategic areas. Since PaineWebber became part of UBS, non-financial advisor headcount has fallen by 20%.

Outlook

We are committed to pursuing financial success in 2004 and beyond by providing our clients with a holistic wealth management experience combined with access to the resources of a global powerhouse. According to the UBS Index of Investor Optimism, a majority of investors are optimistic about the market and we believe we are well positioned to capitalize on the opportunities that lie ahead. If markets continue to improve, we would expect to increase our intake of trainees and to accelerate our hiring of highly productive financial advisors.

Corporate Center
10 February 2004

Corporate Center

Business Group Reporting

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Income	267	239	474 [1]	12	(44)	989	2,429	[1,2]
Credit loss (expense) / recovery [3]	(14)	66	117			162	247

Total operating income	253	305	591	(17)	(57)	1,151	2,676

Personnel expenses	186	170	234	9	(21)	762	1,031
General and administrative expenses	172	40	220	330	(22)	445	733
Depreciation	143	112	134	28	7	473	513
Amortization of goodwill and other intangible assets	27	23	33	17	(18)	101	122

Total operating expenses	528	345	621	53	(15)	1,781	2,399

Business Group performance before tax	(275)	(40)	(30)	(588)	(817)	(630)	277

Business Group reporting excluding significant financial events

Total operating income	253	305	519 [4]	(17)	(51)	1,151	2,449	[4,5]
Total operating expenses	528	345	621	53	(15)	1,781	2,399

Business Group performance before tax	(275)	(40)	(102)	(588)	(170)	(630)	50

Business Group performance before tax and amortization of goodwill and other intangible assets	(248)	(17)	(69)		(259)	(529)	172

Private Banks & GAM
Performance before tax	46	63	79	(27)	(42)	208	229	[5]
Performance before tax and amortization of goodwill and other intangible assets	66	83	107	(20)	(38)	289	327	[5]

Invested assets (CHF billion)	84	80	70	5	20
Net new money (CHF billion) [6]	3.0	2.4	0.9			7.2	4.2

Headcount (full-time equivalents)	1,672	1,657	1,702	1	(2)

Additional information				% change from

As at	31.12.03	30.9.03	31.12.02	3Q03	4Q02

Regulatory equity allocated (average)	8,400	9,650	9,350	(13)	(10)
Total headcount (full-time equivalents)	2,878	2,766	2,887	4	0

1  Includes significant financial event: gain on disposal of Klinik Hirslanden of CHF 72 million.   2  Includes significant financial event: gain on disposal of Hyposwiss of CHF 155 million.   3  In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IFRS actual credit loss expenses are reported for all Business Groups. The difference between the adjusted expected loss figures and the net IFRS actual credit loss expense recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).   4  Excludes significant financial event: gain on disposal of Klinik Hirslanden of CHF 72 million.   5  Excludes significant financial event: gain on disposal of Hyposwiss of CHF 155 million.   6  Excludes interest and dividend income.

Results

Corporate Center recorded a pre-tax loss of CHF 630 million in full-year 2003, down from the CHF 277 million profit reported a year earlier. The drop was mainly due to declining operating income, which reflected absence of the divestment gain of CHF 72 million on the sale of Klinik Hirslanden in fourth quarter 2002 and the corresponding fall-off in income. Lower interest income from our treasury activities and fewer gains from the sale of financial investments also had a negative influence. Results also reflected the CHF 85 million fall in credit loss recoveries. These factors, however, were partially offset by lower impairment charges for financial investments and a decline in personnel and general and administrative expenses – the latter two reflecting the sale and deconsolidation of Klinik Hirslanden.

     In fourth quarter 2003, Corporate Center recorded a pre-tax loss of CHF 275 million. In the same quarter a year earlier, the pre-tax loss stood at CHF 30 million.
     The credit loss expense or recovery booked in the Corporate Center represents the difference between the statistically calculated adjusted expected losses charged to the business units and the actual credit loss recognized in the UBS financial statements. UBS recorded an actual credit loss expense of CHF 62 million in fourth quarter, compared to a credit loss recovery of CHF 11 million in fourth quarter 2002. In fourth quarter 2002, actual credit loss expense was lower than the expected adjusted credit loss charged to the business units. In fourth quarter 2003, it was higher, resulting in Corporate Center recording a credit loss expense of CHF 14 million – compared to a credit loss recovery of CHF 117 million in the same period a year earlier.
     Total operating income, at CHF 253 million in fourth quarter 2003, dropped 57% from CHF 591 million a year earlier. Excluding the divestment gain from the sale of Klinik Hirslanden (CHF 72 million in fourth quarter 2002), operating income was down by 51%, reflecting the higher credit loss expense and lower interest income from invested equity.
     Total operating expenses fell to CHF 528 million in fourth quarter 2003, down from CHF 621 million a year earlier. Personnel expenses declined 21% to CHF 186 million compared to CHF 234 million a year earlier, reflecting the deconsolidation of Klinik Hirslanden, partially offset by higher expenses for performance-related compensation. In the same period, general and administrative expenses fell to CHF 172 million from CHF 220 million a year earlier. This was mainly due to lower legal provisions, the disposal of Klinik Hirslanden and a decline in branding costs.

Headcount

Corporate Center headcount, excluding Private Banks & GAM, was 1,206 on 31 December 2003, up by 97 from 30 September 2003, reflecting the first-time consolidation of Hotel Widder in Zurich, which is fully owned by UBS.

Private Banks & GAM

Invested assets in our Private Banks and in GAM totaled CHF 84 billion on 31 December 2003, up from CHF 80 billion on 30 September 2003, reflecting strong net new money inflows, and positive financial markets as well as the acquisition of Banque Notz & Stucki S.A. by Ferrier Lullin & Cie S.A., which was completed in December 2003.

     Net new money was CHF 3.0 billion in fourth quarter 2003, up from CHF 2.4 billion in third quarter, driven by excellent inflows into GAM. In full-year 2003, mainly due to GAM’s excellent performance, Private Banks & GAM recorded a very strong inflow of CHF 7.2 billion, higher than the CHF 4.2 billion seen in 2002.
     Pre-tax profit, at CHF 208 million in 2003, dropped by 9% from CHF 229 million a year earlier, mainly reflecting higher legal provisions, as well as restructuring costs related to the merger of Cantrade, Bank Ehinger and Armand von Ernst to form Ehinger & Armand von Ernst.
     In fourth quarter 2003, pre-tax profit dropped CHF 17 million to CHF 46 million, down from CHF 63 million in third quarter. Whereas revenues continued to benefit from higher fee income, reflecting the higher asset base, expenses increased due to restructuring costs mainly related to the aforementioned merger transaction and higher performance-related compensation as year-end bonuses were set.

Headcount Private Banks & GAM

Headcount increased by 15 to 1,672 in fourth quarter 2003 from third quarter, mainly due to the acquisition of Banque Notz & Stucki.

Financial Statements
10 February 2004

Financial Statements

UBS Income Statement (unaudited)

		Quarter ended			% change from		Year ended

CHF million, except per share data	Note	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Operating income
Interest income	3	9,739	10,144	8,697	(4)	12	40,159	39,963
Interest expense	3	(6,732)	(6,787)	(6,000)	(1)	12	(27,860)	(29,417)

Net interest income		3,007	3,357	2,697	(10)	11	12,299	10,546
Credit loss (expense) / recovery		(62)	26	11			(116)	(206)

Net interest income after credit loss expense		2,945	3,383	2,708	(13)	9	12,183	10,340

Net fee and commission income	4	4,820	4,386	4,236	10	14	17,345	18,221
Net trading income	3	647	642	666	1	(3)	3,883	5,572
Other income	5	186	79	(86)	135		561	(12)

Total operating income		8,598	8,490	7,524	1	14	33,972	34,121

Operating expenses
Personnel expenses	6	4,038	4,372	4,021	(8)	0	17,231	18,524
General and administrative expenses	7	1,667	1,422	1,840	17	(9)	6,086	7,072
Depreciation of property and equipment		376	321	398	17	(6)	1,364	1,521
Amortization of goodwill and other intangible assets		225	238	1,517	(5)	(85)	943	2,460

Total operating expenses		6,306	6,353	7,776	(1)	(19)	25,624	29,577

Operating profit / (loss) before tax and minority interests		2,292	2,137	(252)	7		8,348	4,544

Tax expense / (benefit)		333	383	(209)	(13)		1,618	678

Net profit / (loss) before minority interests		1,959	1,754	(43)	12		6,730	3,866

Minority interests		(100)	(81)	(58)	23	72	(345)	(331)

Net profit / (loss)		1,859	1,673	(101)	11		6,385	3,535

Basic earnings per share (CHF)	8	1.73	1.52	(0.09)	14		5.72	2.92
Diluted earnings per share (CHF)	8	1.68	1.47	(0.09)	14		5.61	2.87

Notes to the Financial Statements
10 February 2004

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

     UBS AG’s (“UBS”) consolidated financial statements (“the Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 “Interim Financial Statements”. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2002 and for the year then ended. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2002.

     In first quarter 2003, UBS’s five independently operating private banks and GAM were transferred out of Wealth Management & Business Banking and Global Asset Management into a separate holding company held by Corporate Center. Note 2 to the interim Financial Statements reflects the changed Business Group structure and associated management accounting changes. Comparative prior period amounts have been restated to conform to the current year presentation.

     UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset secu-ritization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Notes to the Financial Statements
10 February 2004

Note 2 Reporting by Business Group

The Business Group results are presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length.

For the year ended 31 December 2003

				Wealth
	Wealth Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income	12,052	1,737	14,120	5,190	989	34,088
Credit loss (expense) / recovery[1]	(131)	0	(139)	(8)	162	(116)

Total operating income	11,921	1,737	13,981	5,182	1,151	33,972

Personnel expenses	4,584	816	7,357	3,712	762	17,231
General and administrative expenses	2,116	407	2,130	988	445	6,086
Depreciation	384	29	327	151	473	1,364
Amortization of goodwill and other intangible assets	75	153	278	336	101	943

Total operating expenses	7,159	1,405	10,092	5,187	1,781	25,624

Business Group performance before tax	4,762	332	3,889	(5)	(630)	8,348
Tax expense						1,618

Net profit before minority interests						6,730
Minority interests						(345)

Net profit						6,385

1  In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 116 million for the year ended 31 December 2003 is as follows: Wealth Management & Business Banking CHF 75 million expense, Investment Bank CHF 40 million expense, Wealth Management USA CHF 3 million expense and Corporate Center CHF 2 million recovery.

For the year ended 31 December 2002

				Wealth
	Wealth Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income	12,184	1,655	12,498	5,561	2,429	34,327
Credit loss (expense) / recovery[1]	(312)	0	(128)	(13)	247	(206)

Total operating income	11,872	1,655	12,370	5,548	2,676	34,121

Personnel expenses	4,596	774	7,878	4,245	1,031	18,524
General and administrative expenses	2,251	447	2,378	1,263	733	7,072
Depreciation	448	29	382	149	513	1,521
Amortization of goodwill and other intangible assets	97	186	364	1,691	122	2,460

Total operating expenses	7,392	1,436	11,002	7,348	2,399	29,577

Business Group performance before tax	4,480	219	1,368	(1,800)	277	4,544
Tax expense						678

Net profit before minority interests						3,866
Minority interests						(331)

Net profit						3,535

1  In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 206 million for the year ended 31 December 2002 is as follows: Wealth Management & Business Banking CHF 238 million expense, Investment Bank CHF 35 million recovery, Wealth Management USA CHF 15 million expense and Corporate Center CHF 12 million recovery.

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on the following page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The table below provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Net interest income	3,007	3,357	2,697	(10)	11	12,299	10,546
Net trading income	647	642	666	1	(3)	3,883	5,572

Total net interest and trading income	3,654	3,999	3,363	(9)	9	16,182	16,118

Breakdown by business activity

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Net income from interest margin products	1,233	1,267	1,296	(3)	(5)	5,077	5,275

Equities	706	743	522	(5)	35	2,464	2,794
Fixed income	1,168	1,568	1,050	(26)	11	6,530	6,041
Foreign exchange	361	351	328	3	10	1,501	1,500
Other	71	83	71	(14)	0	315	270

Net income from trading activities	2,306	2,745	1,971	(16)	17	10,810	10,605

Net income from treasury activities	343	334	435	3	(21)	1,415	1,667

Other [1]	(228)	(347)	(339)	34	33	(1,120)	(1,429)

Total net interest and trading income	3,654	3,999	3,363	(9)	9	16,182	16,118

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

Notes to the Financial Statements
10 February 2004

Note 3 Net Interest and Trading Income (continued)

Net interest income1

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Interest income
Interest earned on loans and advances	2,354	2,794	2,663	(16)	(12)	10,542	11,600
Interest earned on securities borrowed and reverse repurchase agreements	2,905	2,538	2,011	14	44	11,148	11,184
Interest and dividend income from financial investments	15	13	26	15	(42)	75	165
Interest and dividend income from trading portfolio	4,465	4,799	3,997	(7)	12	18,394	17,014

Total	9,739	10,144	8,697	(4)	12	40,159	39,963

Interest expense
Interest on amounts due to banks and customers	1,724	1,017	1,428	70	21	5,093	6,383
Interest on securities lent and repurchase agreements	2,062	2,448	1,685	(16)	22	9,623	10,081
Interest and dividend expense from trading portfolio	2,306	2,571	1,970	(10)	17	10,101	8,366
Interest on debt issued	640	751	917	(15)	(30)	3,043	4,587

Total	6,732	6,787	6,000	(1)	12	27,860	29,417

Net interest income	3,007	3,357	2,697	(10)	11	12,299	10,546

Net trading income1

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Equities	534	331	451	61	18	1,679	2,638
Fixed income [2]	(332)	(54)	(213)	(515)	(56)	452	1,061
Foreign exchange and other	445	365	428	22	4	1,752	1,873

Net trading income	647	642	666	1	(3)	3,883	5,572

1  Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment). 2  Includes commodities trading income.

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Underwriting fees	771	492	528	57	46	2,354	2,134
Corporate finance fees	306	188	252	63	21	761	848
Brokerage fees	1,495	1,465	1,343	2	11	5,608	5,987
Investment fund fees	1,051	1,031	898	2	17	3,895	4,033
Fiduciary fees	56	60	68	(7)	(18)	241	300
Custodian fees	318	299	317	6	0	1,201	1,302
Portfolio and other management and advisory fees	1,021	1,022	935	0	9	3,855	4,065
Insurance-related and other fees	69	94	81	(27)	(15)	355	417

Total securities trading and investment activity fees	5,087	4,651	4,422	9	15	18,270	19,086

Credit-related fees and commissions	74	60	59	23	25	249	275
Commission income from other services	293	259	257	13	14	1,087	1,006

Total fee and commission income	5,454	4,970	4,738	10	15	19,606	20,367

Brokerage fees paid	403	390	323	3	25	1,483	1,349
Other	231	194	179	19	29	778	797

Total fee and commission expense	634	584	502	9	26	2,261	2,146

Net fee and commission income	4,820	4,386	4,236	10	14	17,345	18,221

Notes to the Financial Statements
10 February 2004

Note 5 Other Income

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Gains / losses from disposal of associates and subsidiaries
Net gain from disposal of:
Consolidated subsidiaries	(7)	3	72			160	228
Investments in associates	0	1	0	(100)		2	0

Total	(7)	4	72			162	228

Financial investments available for sale
Net gain from disposal of:
Private equity investments	242	27	116	796	109	352	273
Other financial investments	(2)	6	26			90	457
Impairment charges on private equity investments and other financial investments	(129)	(83)	(457)	(55)	72	(541)	(1,944)

Total	111	(50)	(315)			(99)	(1,214)

Net income from investments in property	19	17	32	12	(41)	75	90
Equity in income of associates	9	42	(20)	(79)		123	7
Other	54	66	145	(18)	(63)	300	877

Total other income	186	79	(86)	135		561	(12)

Note 6 Personnel Expenses

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.02	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Salaries and bonuses	3,220	3,385	2,963	(5)	9	13,478	14,219
Contractors	129	137	150	(6)	(14)	539	579
Insurance and social contributions	203	280	182	(28)	12	923	939
Contribution to retirement plans	150	172	160	(13)	(6)	721	676
Other personnel expenses	336	398	566	(16)	(41)	1,570	2,111

Total personnel expenses	4,038	4,372	4,021	(8)	0	17,231	18,524

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year ended

CHF million	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Occupancy	330	299	334	10	(1)	1,304	1,354
Rent and maintenance of machines and equipment	176	189	149	(7)	18	708	665
Telecommunications and postage	205	221	236	(7)	(13)	864	1,019
Administration	154	151	203	2	(24)	599	819
Marketing and public relations	122	83	118	47	3	398	453
Travel and entertainment	158	124	160	27	(1)	526	600
Professional fees	193	140	159	38	21	589	568
IT and other sourcing	234	214	255	9	(8)	844	1,036
Other	95	1	226		(58)	254	558

Total general and administrative expenses	1,667	1,422	1,840	17	(9)	6,086	7,072

Notes to the Financial Statements
10 February 2004

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year ended

Basic earnings (CHF million)	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Net profit / (loss)	1,859	1,673	(101)	11		6,385	3,535

	Quarter ended			% change from		Year ended

Diluted earnings (CHF million)	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Net profit / (loss)	1,859	1,673	(101)	11		6,385	3,535
Less: Profit on own equity derivative contracts	0	(8)	0	100		1	(20)

Net profit / (loss) for diluted EPS	1,859	1,665	(101)	12		6,386	3,515

	Quarter ended			% change from		Year ended

Weighted average shares outstanding	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Weighted average shares outstanding	1,075,169,790	1,102,783,381	1,170,877,718	(3)	(8)	1,116,953,623	1,208,586,678
Potentially dilutive ordinary shares resulting from options and warrants outstanding	28,432,962	30,614,016	0	(7)		21,847,002	14,796,264

Weighted average shares outstanding for diluted EPS	1,103,602,752	1,133,397,397	1,170,877,718	(3)	(6)	1,138,800,625	1,223,382,942

	Quarter ended			% change from		Year ended

Earnings per share (CHF)	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Basic EPS	1.73	1.52	(0.09)	14		5.72	2.92
Diluted EPS	1.68	1.47	(0.09)	14		5.61	2.87

	As at			% change from

Shares outstanding	31.12.03	30.9.03	31.12.02	3Q03	4Q02

Total ordinary shares issued	1,183,046,764	1,182,486,491	1,256,297,678	0	(6)
Second trading line treasury shares
2002 first program			67,700,000
2002 second program			6,335,080
2003 program	56,707,000	42,940,000
Other treasury shares	54,653,692	55,128,507	23,146,014	(1)	136

Total treasury shares	111,360,692	98,068,507	97,181,094	14	15

Shares outstanding	1,071,686,072	1,084,417,984	1,159,116,584	(1)	(8)

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As at			Quarter ended			Year ended

	31.12.03	30.9.03	31.12.02	31.12.03	30.9.03	31.12.02	31.12.03	31.12.02

1 USD	1.24	1.32	1.38	1.29	1.36	1.44	1.34	1.54
1 EUR	1.56	1.54	1.45	1.55	1.54	1.46	1.54	1.46
1 GBP	2.22	2.19	2.23	2.24	2.20	2.27	2.20	2.33
100 JPY	1.15	1.18	1.17	1.19	1.17	1.19	1.16	1.24

UBS Registered Shares
10 February 2004

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters	Telekurs

virt-x	UBSN VX	UBSN.VX	UBSN, 380

New York Stock Exchange	UBS US	UBS.N	UBS, 65

Tokyo Stock Exchange	8657 JP	UBS.T	N16631, 106

Security identification codes

ISIN	CH0012032030

Valoren	1203203

Cusip	CINS H8920M855

UBS share price

Note: For current share price refer to: www.ubs.com/quotes

Cautionary statement regarding
forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance.
While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.
More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2002. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher / Copyright: UBS AG, Switzerland.
Language: English. SAP-No. 80834E-0401

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-1 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930), Form F-3 (Registration Numbers 333-64844; 333-62448; 333-62448-01 to -04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Robert Dinerstein Name: Robert Dinerstein Title Managing Director

	By:	/s/ Per Dyrvik Name: Per Dyrvik Title: Managing Director

Date: February 10, 2004